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REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) MICHAEL V. GISSER (NEW YORK) BRADLEY A. KLEIN (ILLINOIS) CHI T. STEVE KWOK (NEW YORK)	March 14, 2017	SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Christian Windsor

Jessica Livingston

Gus Rodriguez

Marc Thomas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PPDAI Group Inc. (CIK No. 0001691445)
Response to the Staff’s Comment Letter Dated February 16, 2017

Dear Mr. Windsor, Ms. Livingston, Mr. Rodriguez and Mr. Thomas:

On behalf of our client, PPDAI Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 16, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review of the Company’s responses to certain accounting-related comments, we have prepared an accounting analysis memo (the “Accounting Analysis”) attached hereto as Annex I to provide a systematic response to the Staff’s comments on “Critical Accounting Policies, Judgments and Estimates” and “Consolidated Financial Statements.”

Securities and Exchange Commission

March 14, 2017

In response to the Staff’s request, the Company is also supplementally providing the current forms of agreements used in the Company’s ordinary course of business attached as Annexes II through X hereto.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on January 20, 2017, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

Prospectus Summary

Our Business, page 2

2.	According to your disclosure on page 83, it appears to at as much as 83% of your fee income comes from fees charged to your borrowers. Revise your disclosure, both in this section as well as on page 81, to quantify the amount of fee revenue from each of borrowers and investors.

The Company respectfully advises the Staff that substantially all of the Company’s revenues for the periods presented came from fees collected from borrowers. Fee revenue from investors was of an insignificant amount and accounted for less than 1% of the Company’s total operating revenues in each of the periods presented. Given the foregoing, the Company believes that instead of disclosing the specific amount of fee revenue from each of borrowers and investors, it would be more helpful to disclose that substantially all of the Company’s revenues were generated from fees charged to borrowers for the periods presented. The Company has revised the disclosure on pages 2, 77, 82 and 108 of the Revised Draft Registration Statement to include the foregoing statement.

Securities and Exchange Commission

March 14, 2017

3.	We note that you use the term “assets under management” or AUM to indicate the total amount of loans outstanding on your platform. Since AUM is a defined term under the Investment Advisors Act of 1940, please revise this term to avoid confusion. Consider using a term that more closely reflects that you are referring to your loan volume.

In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement to replace the term “assets under management” or “AUM” with other appropriate terms according to the context.

Our Strategies, page 4

4.	Revise this section, as well as your more detailed discussion on page 106 to differentiate between actions that management hopes to undertake in the future with actions that are currently under way. For instance, has management identified technology upgrades, particularly upgrades that will be undertaken with proceeds from the offering? Similarly, has management identified new business initiatives that it intends to commit resources to develop?

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 112 of the Revised Draft Registration Statement to identify actions that are currently under way.

Summary Consolidated Financial Data, page 12

5.	Please revise to provide interim nine month financial information for the period ended September 30, 2015 and for the twelve month period ended December 31, 2015 in U.S. dollars to enable the reader to observe trends in the Company’s operating performance in U.S. dollars. This information should be provided throughout the document for consistency purposes.

The Company respectfully advises the Staff that pursuant to Rule 3-20 under Regulation S-X, “[I]f the reporting currency is not the U.S. dollar, dollar-equivalent financial statements or convenience translations shall not be presented, except a translation may be presented of the most recent fiscal year and any subsequent interim period presented using the exchange rate as of the most recent balance sheet included in the filing.” Therefore, pursuant to Rule 3-20 under Regulation S-X, the Company has revised the disclosure throughout the Revised Draft Registration Statement to include U.S. dollar translation of all the financial figures for the year ended December 31, 2015, the most recent fiscal year, and the nine months ended September 30, 2016, the subsequent interim period, but did not include such translation of the financial figures for the nine months ended September 30, 2015.

Securities and Exchange Commission

March 14, 2017

6.	Please revise to disclose the amount of restricted cash separately for the quality assurance fund and the investor reserve programs for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 75 of the Revised Draft Registration Statement to disclose amount of restricted cash separately for the quality assurance fund and the investor reserve funds for the periods presented.

Risk Factors

The laws and regulations governing online consumer finance industry in China…, page 16

7.	Please tell us, with a view towards revised disclosure in this section as well as your disclosure on pages 110 and 121 whether the investment programs are considered capital pools.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Draft Registration Statement to provide the Company’s view that its investment programs are not considered capital pools prohibited by the Interim Measures as well as the basis for such view.

If we fail to secure adequate funding from investors …, page 18

8.	We note the disclosure that you have loans exceeding the allowable interest rate under PRC laws and regulations. For clarity and context, quantify the amount of such loans and the latest maturity date of such loans. Also, advise us whether you continue to make loans at or above the 24% interest rates allowable under PRC laws and regulations. Since the risk that some of your loans may not be legally enforceable is distinct from your need to receive investor funding, please add a separate risk factor to address the enforcement risk.

Securities and Exchange Commission

March 14, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement to provide a stand-alone risk factor addressing the enforcement risk, including quantitative information of loans with interest rate at or above 24% per annum and the Company’s intention to continue such practice. The Company advises the Staff that given such loans continue to be facilitated on the Company’s platform, the range of the terms of such loans, instead of the latest maturity date, is disclosed in the Revised Draft Registration Statement.

We face risks related to natural disasters, health epidemics and other outbreaks, page 32

9.	This risk factor appears generic. Please revise this risk factor to adequately describe the risk and explain how the risk affects your business. For instance, are your management or information technology centered in a single city or geographic region such that an event in that city could adversely impact your operations? Similarly, are your borrowers focused in a particular geographic area, so that a disaster in that area might impact loan repayments and therefore your fee income? See Item 503(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Draft Registration Statement to elaborate how the risk related to natural disasters, health epidemics and other outbreak affects the Company’s business.

Substantial uncertainties exist with respect to the enactment timetable..., page 38

10.	Clarify here or in a new risk factor that the uncertainty that you may continue to conduct your business pursuant to a VIE structure could have a material impact on your results of operations as well as the value of your ADSs by making it impossible for you to continue to exert control over Beijing Paipairongxin.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Draft Registration Statement to provide more detailed analysis of such uncertainty as well as the material impact that it may have on the Company’s results of operations and the value of the Company’s ADSs.

Securities and Exchange Commission

March 14, 2017

We rely on dividends and other distributions on equity paid by our…subsidiaries…, page 40

11.	Revise this risk factor to discuss how capital controls implemented by the People’s Bank of China, including the November 26 prohibition against loans of more than 30% of equity, might impact your relationship between your PRC entities, or your VIE, with the Cayman Islands parent.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Revised Draft Registration Statement to discuss the recent capital control measures implemented by the People’s Bank of China as well as their impact on the Company and its subsidiaries.

Your rights to pursue claims against the depositary as a holder of ADSs …, page 53

12.	Expand the caption of this risk factor to include the risk that the deposit agreement may be amended or terminated without the holder’s consent or address that risk separately.

In response to the Staff’s comment, the Company has revised the caption of the risk factor on page 52 of the Revised Draft Registration Statement to include the statement that the deposit agreement may be amended or terminated without the holder’s consent.

You must rely on the judgment of our management as to the use of the net…, page 54

13.	Please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Draft Registration Statement to disclose the Company’s capital position as of September 30, 2016 and its expected capital position after the offering. The Company undertakes to update the registration statement on Form F-1 with specific amounts when the estimated offering price range is available.

Use of Proceeds, page 60

14.	Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 60. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds. See Item 504 of Regulation S-K.

Securities and Exchange Commission

March 14, 2017

In response to the Staff’s comment, the Company has revised disclosure on page 61 of the Revised Draft Registration Statement to include the estimated amount of proceeds that the Company plans to allocate for each of the uses listed. The Company undertakes to update the registration statement on Form F-1 with specific amounts when the estimated offering price range is available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

General

15.	Please revise to discuss the changes in financial position for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 77 of the Revised Draft Registration Statement to discuss the change in the Company’s financial position for the periods presented.

Results of operations, page 82

16.	Please tell us whether the referenced “management fees charged to investment program participants” is the same as “enrollment fees” referenced on in the fifth paragraph on page 76. If not, please quantify the revenues generated from enrollment fees.

The Company respectfully advises the Staff that the fees referenced on both pages 76 and 82 of the draft registration statement on Form F-1 submitted by the Company on January 20, 2017 (the “Draft Registration Statement”) are management fees charged to participants of investment programs. The fees referenced on page 82 of the Draft Registration Statement, however, specifically refers to the management fees charged to investors who subscribe to investment programs investing in loans protected by the quality assurance fund (the “Type A Management Fee”). The fees referenced on page 76 of the Draft Registration Statement include the Type A Management Fee as well as the management fees charged to investors who subscribe to investment programs investing in loans that are not protected by the quality assurance fund but are otherwise subject to investor reserve fund protection (the “Type B Management Fee”). Type B Management Fee is not recorded as part of the Company’s other revenue, but is considered part of the cash flow relating to the investor reserve fund which is accounted for as a financial derivative in accordance with ASC 815 “Derivatives and Hedging.” In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 77, 83 and 108 of the Revised Draft Registration Statement to eliminate confusion.

Securities and Exchange Commission

March 14, 2017

Loan Performance Data, page 79

17.	Please provide a detailed discussion of the Company’s lending activities as well as the information contained within Statistical Industry Guide 3, Items III and IV for the periods presented.

The Company respectfully advises the Staff that the Company’s past investments in loans on its platform were for the purposes of facilitating under-subscribed loans. The investment size, shown by the outstanding loan balance of such investments, was immaterial compared to the total outstanding balance of loans facilitated on the Company’s platform. As of December 31, 2015 and September 30, 2016, the Company had RMB97.3 million (US$14.0 million) and RMB81.7 million (US$11.8 million) outstanding balance of such investments, representing 3.3% and 0.8%, respectively, of the total outstanding balance of loans on the Company’s platform. As disclosed on page 83 in the Draft Registration Statement, the Company has discontinued this practice. As of December 31, 2016, the Company had no outstanding balance of such investments. The Company has no plan to reinstate this practice in the future. Therefore, the Company believes that detailed discussions on such investments may not provide potential investors of the Company’s securities with useful information to understand its business, and may divert investors’ attention away from the core business activities that are more relevant to the Company’s financial performance.

18.	Please revise to disclose in tabular format the amount of delinquencies within the 0-30, 31-60, 61-90 and greater than 90 day categories at each reporting period for loans held and loans facilitated. Please provide this disclosure by the types of loans - standard, handy cash, consumption and other. Similar information should also be provided in Note 3 to the financial statements.

The Company respectfully advises the Staff that for the same reasons elaborated under the Company’s response to comment No. 17, the Company believes that delinquency data of loans historically invested by the Company with its own funds would not constitute material information to enable investors to better understand the Company’s business operations and financial condition.

Securities and Exchange Commission

March 14, 2017

The Company believes that the loan performance data as disclosed in the Revised Draft Registration Statement are helpful for investors to understand the Company’s business in the way that allows them to make comparisons between the data disclosed by the Company and those by other market players. The current disclosure leaves out delinquency rate for loans that were 1 to 14 calendar days past due because the Company has observed substantial volatility with respect to such early delinquency data which more reflects borrowers’ inadvertent late payment behavior than intentional defaults. As such, 1 to 14 calendar days past due figures may not serve as a meaningful indicator of the performance of loans on the Company’s platform, and the Company believes that the current disclosure on loans 15 days past due onwards is sufficient for investors to understand the delinquency trend of loans on the Company’s platform.

The Company respectfully advises the Staff that as the origination amount of the standard loan products has accounted for, and is expected to continue to constitute, the vast majority of the total amount of loans facilitated through the Company’s platform, the overall delinquency data disclosed in the Draft Registration Statement mainly reflect the performance of standard loans on the Company’s platform. Due to the small volume of each of the other types of loan products, the Company does not believe that the performance of handy cash loan and consumption loan is material to investors, therefore the Company did not make detailed disclosure of such information.

Results of Operations, page 80

19.	Please revise to disclose to the reader the financial impact the subsidiary, Hepai, had on the historical operating results and financial position of the Company, in light of the sale of this subsidiary on September 30, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement to disclose the financial impact Shanghai Hepai had on the Company’s historical operating results and financial position.

20.	You disclose in your risk factors that your reputation, results of operation and financial condition may be materially and adversely affected if you fail to maintain sufficient liquidity for your investment programs. Please disclose the amounts and discuss and analyze trends of loans sold in the secondary market. Please also disclose the amounts and discuss and analyze trends of loans completely or partially withdrawn under the Step-Up Returns Investment Program.

Securities and Exchange Commission

March 14, 2017

The Company respectfully advises the Staff that with respect to an investor’s subscription to an investment program, if the investing period ends prior to the maturity of the underlying loans, the Company will facilitate the investor’s exit by transferring on behalf of such investor his or her creditor’s rights in the underlying loans. Such transfers are operated automatically by the Company’s system, separately from the loans posted by individual investors on the secondary loan market for transfer. Maintaining sufficient liquidity for investment programs requires adequate funding from investors for investment programs. Since its inception, the Company has primarily relied on word-of-mouth referrals to acquire investors and so far has yet to experience any difficulties in acquiring investors, which the Company believes mainly results from its strong brand name and effective risk management, among other things. However, the Company cannot guarantee that it will be able to maintain the liquidity at a sufficient level going forward.

The Company further respectfully advises the Staff that since the Step-Up Returns Investment Programs were only launched in November 2016, the Company has yet to collect sufficient data to analyze trends of withdrawals under this type of investment programs. The Company will consider disclosing trends of withdrawals under the Step-Up Returns Investment Programs in the future if such trends are known to the Company then and constitute material information to investors.

21.	You disclose that loans with interest rates between 24% and 36% are not enforceable under PRC laws and regulations and that certain loans in your investment programs have interest rates that exceed 24%. Please disclose the amounts and discuss and analyze trends in loans that exceed 24% since you will not be able to collect the outstanding balance on these loans if they become delinquent and you disclose that the failure to collect these loans could be material to the liquidity of your investment programs.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 to quantify the loans with interest rates above 24% in absolute amount and as a percentage of total loan origination volume for each of the periods presented.

Securities and Exchange Commission

March 14, 2017

22.	Please disclose your average customer acquisition costs and discuss and analyze trends in your average customer acquisition costs.

The Company respectfully advises the Staff that it believes disclosure of the average customer acquisition costs and their trends would not provide investors with useful information to enable them to gain a better understanding of the Company’s business operations for the following reasons:

•	First, the Company is not aware of a widely recognized way to calculate the average customer acquisition costs in the market the Company operates. Disclosure of the average customer acquisition costs by market players according to each of their own formulas would not provide investors with meaningful information and could be misleading if such information is utilized for comparisons.

•	Second, the Company’s customer acquisition costs primarily consist of expenses associated with borrower acquisition and the average customer acquisition cost is only one of the several parameters that the Company uses to evaluate its borrower acquisition efficiency. The Company considers other factors such as quality of borrowers, i.e. performance of loans taken out by borrowers acquired from certain channels, and as such, a lower average borrower acquisition cost does not necessarily represent higher borrower acquisition efficiency.

Despite the reasons discussed above, the Company respectfully advises the Staff that it believes investors are able to draw their own conclusion on the Company’s average customer acquisition cost with the existing disclosure in the Revised Draft Registration Statement. The Company has disclosed the advertising and online marketing expenses for each period presented on page F-26 of the Revised Draft Registration Statement and the number of borrowers on pages 1 and 107 of the Revised Draft Registration Statement. Investors may divide the advertising and online marketing expense for a period presented by the number of borrowers whose loans were funded in such period to reach the amount of advertising and online marketing expenses per borrower for such period.

Net Interest Income(Expenses) and Loan Provision Losses, page 82

23.	Please tell us and disclose the amount of loan loss provisions recorded in fiscal 2015 and 2016.

The Company respectfully advises the Staff that in 2015, the Company recorded RMB4.4 million (US$0.6 million) interest income generated from and RMB5.9 million (US$0.9 million) loan provision losses associated with investments made using the Company’s own funds. In the nine months ended September 30, 2016, the Company recorded RMB58.9 million (US$8.8 million) interest income generated from and RMB36.9 million (US$5.3 million) loan provision losses associated with such investments.

Securities and Exchange Commission

March 14, 2017

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Revised Draft Registration Statement to disclose the abovementioned information. The Company will make necessary updates to the disclosure once the financial results of the fiscal year 2016 are available.

Origination and Servicing Expenses, page 83

24.	Please disclose the amounts paid to the third party payment processors for the servicing of the borrower payments on loans for each of the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement to disclose the amounts paid to the third party payment processors for each of the periods presented.

25.	Please tell us whether the company has recognized a servicing asset for the loans serviced internally. If you have not recognized a servicing asset, please tell us why you do not believe that you should recognize a servicing asset.

The Company respectfully advises the Staff that the Company applied the guidance in ASC 860, according to which servicing rights only become distinct assets or liabilities that require separate accounting when they are contractually separated from the underlying financial assets and represent compensation at a level that is other than adequate.

In order to determine if a servicing asset or liability would need to be recorded, the Company considers the services it provides to its customers, which include (1) loan facilitation service, (2) post-facilitation service, and (3) loan collection service for overdue payments from borrowers. Based on the definition of servicing activities per ASC 860, the Company believes the post-facilitation service and collection service fall under this umbrella.

The Company has allocated a portion of the consideration to services that are deemed “servicing.” Upon doing so, the Company then compares that fee to its expenses and level of effort and concludes that such amounts do not represent other than adequate compensation.

Securities and Exchange Commission

March 14, 2017

For investment programs, the same considerations should be applied, because the same fees are charged to borrowers of the loan underlying the investment programs. For certain investment programs, the Company does collect an additional management fee from investors at the end of each of the investment programs; however, this does not meet the definition of servicing rights.

In conclusion, the Company does not believe that any servicing assets or liabilities should be recorded.

Sales and Marketing Expenses, page 83

26.	Please disclose the amount and the nature of the online borrower acquisition costs incurred that you classified within sales and marketing expenses for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and 85 of the Revised Draft Registration Statement to disclose the amount and the nature of the online borrower acquisition costs.

Critical Accounting Policies, Judgements and Estimates, page 89

Revenue Recognition, page 90

27.	Please tell us the nature of the arrangements with the investor and the borrower to address whether you accounted for these agreements as a multiple element arrangement pursuant to ASC 605-25. There appear to be several deliverables which include facilitation services, post-facilitation services and other revenues for collection fees charged to borrowers, management fees charged to investment program participants and services fees charged to investors for selling loans over your secondary loan market. Please explain to us in detail the nature of the services provided under the arrangements and identify each of the deliverables and how the company allocates consideration and recognizes revenue and expenses under each of the deliverables. Please also provide us with the legal agreements entered with both the investor and the borrower that address each of the different types of arrangements and deliverables.

The Company respectfully refers the Staff to paragraphs 1-12 and 16-30 of the Accounting Analysis attached as Annex I hereto for a detailed overview of the Company’s business, the loan funding process, the fees charged, as well as the associated revenue.

Securities and Exchange Commission

March 14, 2017

The Company further refers the Staff to Annexes II to IX for form of agreements entered with investors and borrowers.

28.	Please disclose the following:

•	How investors are identified

The Company respectfully refers the Staff to paragraph 2 of Annex I hereto for a discussion on how investors are identified. In response to the Staff’s comments, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement to include the requested information.

•	How borrowers are approved;

The Company respectfully refers the Staff to paragraph 4 of Annex I hereto for a discussion on how borrowers are approved. In response to the Staff’s comments, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement to include the requested information.

•	The loan funding process and how investors funds are automatically allocated to borrowers;

The Company respectfully refers the Staff to paragraph 5 of Annex I hereto for the loan funding process and how investors funds are automatically allocated to borrowers. In response to the Staff’s comments, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement to include the requested information.

•	How the management fees charged to investors are paid and utilized in the investment programs;

The Company respectfully refers the Staff to paragraph 12 of Annex I hereto for a discussion on how the management fees are paid and utilized in the investment programs. In response to the Staff’s comments, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	The differences between the investment program reserve fund and the quality assurance fund and how the monies allocated to these funds are accounted for;

The Company respectfully refers the Staff to paragraphs 13-14 of Annex I hereto for the differences between the investor reserve fund and the quality assurance fund and a discussion on how the monies allocated to these funds are accounted for. In response to the Staff’s comments, the Company has revised the disclosure on pages 92-93 of the Revised Draft Registration Statement to include the requested information.

•	The percentage charged to investors at loan inception for participation in the investment program reserve fund as well as the percentage charged to borrowers for participation in the quality assurance fund; and

The Company respectfully refers the Staff to paragraphs 23, 28-30 and 35-46 of Annex I hereto for a discussion on the quality assurance fund and investor reserve fund. In response to the Staff’s comments, the Company has revised the disclosure on pages 94-98 of the Revised Draft Registration Statement to include the requested information.

•	The dollar amount of loans facilitated from both individuals and from institutional investors during the periods presented.

In response to the Staff’s comments, the Company has revised the disclosure on page 114 of the Revised Draft Registration Statement to include the requested information.

Revenue from Single Loans, page 91

29.	Please disclose how you determine the amount of the fees charged at loan inception for loan facilitation services (i.e. between the borrower and investor) and for providing ongoing monthly services to the borrowers and the investors.

The Company respectfully refers the Staff to paragraphs 16-19 and 24-27 of Annex I hereto for a discussion on how the Company determines the amount of the fees charged at loan inception for loan facilitation services (i.e. between borrowers and investors) and for providing ongoing monthly services to the borrowers and the investors. In response to the Staff’s comments, the Company has revised the disclosure on pages 93-94 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

30.	Please disclose how you estimate the relative fair values of these services using the best estimate of selling price method.

The Company respectfully refers the Staff to paragraph 19 of Annex I hereto for a discussion on how the Company estimates the relative fair values of these services using the best estimate of selling price method. In response to the Staff’s comments, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement to include the requested information.

31.	Please tell us the basis for recognizing the non-contingent fees you allocated to loan facilitation upon the execution of the loan agreements. Please address how you are paid for these services, indicating whether you receive the loan investment funds, withhold the applicable fees and then transmit the remaining funds to the borrower.

The Company respectfully refers the Staff to paragraphs 24-25 of Annex I hereto.

32.	You recognized “other revenues” in connection with the services you provided in regard to the collection of delinquent accounts. Please tell us how these services were considered in the determination of relative fair value of post-facilitation services at loan inception.

The Company respectfully refers the Staff to paragraph 26 of Annex I hereto.

33.	Please tell us the terms and your obligations for the investor loans sold in the secondary market. Please also tell us your revenue recognition accounting policy for providing these services.

The Company respectfully refers the Staff to paragraphs 15 and 21 of Annex I hereto.

Incentives, page 91

34.	Please revise to address the following as it relates to the incentives paid to investors:

•	Disclose the business purpose of this program, how often it is used and whether the company intends to continue this program;

The Company respectfully refers the Staff to paragraph 31 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose the amount of the individual incentives paid to the investor and whether it is a one-time payment and applies to only one loan or whether it is for several loans entered into by a first time investor;

The Company respectfully refers the Staff to paragraphs 31 and 34 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on pages 95-96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose the timing of when these cash payments are made to the investors;

The Company respectfully refers the Staff to paragraph 31 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

•	Disclose the amount of the incentive fees paid in each of the periods presented;

The Company respectfully refers the Staff to paragraph 34 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose whether these investors have a risk of loss in excess of the cash incentives received;

The Company respectfully refers the Staff to paragraph 33 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose how you determined that these payments were representative of a cash incentive and not some type of a guarantee liability. Please provide us with your incentive agreements with investors;

The Company respectfully refers the Staff to paragraph 32 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

The Company further refers the Staff to Annex X for sample investor incentive terms and conditions.

•	Disclose whether the company is liable for the incentive fees paid over the life of the loan if the loan is delinquent or is sold into the secondary market;

The Company respectfully refers the Staff to paragraph 33 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

•	Disclose whether incentive fees are paid to investors who buy loans in the secondary market if they are considered to be new investors; and

The Company respectfully refers the Staff to paragraph 33 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

•	Please tell us how you account for the incentive fees paid upfront and for the incentive fees paid over the term of the loan.

The Company respectfully refers the Staff to paragraph 32 of Annex I hereto for the requested information about incentive program. In response to the Staff’s comments, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

Quality Assurance Fund Payable and Receivable, page 91

35.	You disclose that at loan inception you record a payable for the Quality Assurance Fund measured at fair value and subsequently you measure the payable in a combination of two components that you refer to as the ASC 460 component and the ASC 450 component. You state that the ASC 460 component is determined on a loan-by-loan basis. However, it is unclear if the ASC 450 component is determined on a loan-by-loan basis or on pooled loan basis. Please revise to address the following:

•	Tell us whether the unit of account was different upon initial recognition of the quality assurance fund payable than during subsequent measurements (i.e. loan-by-loan basis compared to both loan-by-loan and pool basis). Please refer to the guidance in ASC 460-10-25-2 and ASC 460-10-30-3 which specifies that at initial measurement you consider both the noncontingent and contingent aspect of the financial guarantee.

The Company respectfully refers the Staff to paragraphs 39-43 of Annex I hereto for a discussion on whether the unit of account was different upon initial recognition of the quality assurance fund payable than during subsequent measurements. The Company has revised the disclosure on page 97 of the Revised Draft Registration Statement accordingly.

•	Disclose the maximum potential amount payable to investors participating in the Fund (i.e. due to the borrower choosing to do so), as determined under ASC Topic 460, at each of the reporting periods presented;

The Company respectfully refers the Staff to paragraph 46 of Annex I hereto for the requested information. In response to the Staff’s comments, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement to include the requested information.

•	Disclose the number of loans and the dollar amount of loans facilitated and outstanding which may have a potential claim against the Fund at each period end presented; and

The Company respectfully refers the Staff to paragraph 45 of Annex I hereto for the requested information. In response to the Staff’s comments, the Company has expanded the disclosure on page 98 of the Revised Draft Registration Statement to include the requested information.

•	Please tell us how the “gain from the quality assurance fund” was determined and what this gain represents, for each period presented.

The Company respectfully refers the Staff to paragraph 42 of Annex I hereto for a discussion on how the “gain from the quality assurance fund” was determined and what this gain represents, for each period presented. The Company has revised the disclosure on page 97 of the Revised Draft Registration Statement accordingly.

Securities and Exchange Commission

March 14, 2017

36.	Please revise to address the following as it relates to the Quality Assurance Fund (i.e. Fund):

•	Disclose the business purpose of this program, and whether all borrowers are required to participate in the Fund for the benefit of the investor;

The Company respectfully refers the Staff to paragraph 13 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement to include the requested information.

•	Disclose how the amounts contributed to the Fund are determined, how often contributions are made and whether they are made by the investor or just the borrower;

The Company respectfully refers the Staff to paragraphs 35 and 42 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose at what point in time an investor is entitled to receive payouts from the Fund and how claims by investors for payment are made and determined;

The Company respectfully refers the Staff to paragraphs 36-37 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on pages 96-97 of the Revised Draft Registration Statement to include the requested information.

•	Disclose how the amounts to be contributed to the Fund are determined (i.e. at loan inception or on an ongoing basis) and whether amounts contributed are modified or have changed with the passage of time;

The Company respectfully refers the Staff to paragraphs 35 and 44 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on pages 96-98 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose where the cash available in the Fund is held and whether these funds are available to all investors;

The Company respectfully refers the Staff to paragraph 35 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose whether the cash applicable to a specific loan remains in the Fund (e.g. as restricted cash) when it has been paid off or sold in the secondary market;

The Company respectfully refers the Staff to paragraph 37 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose the average annualized contribution rate to the Fund during the periods presented;

The Company respectfully refers the Staff to paragraph 35 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose whether there are any subsequent payments made into the Fund after a loan’s inception;

The Company respectfully refers the Staff to paragraph 35 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose whether there is a limit on the period of time in which investors can receive monies from the Fund; and

The Company respectfully refers the Staff to paragraph 36 of Annex I hereto for the requested information about quality assurance fund. In response to the Staff’s comments, the Company has revised the disclosure on page 96 of the Revised Draft Registration Statement to include the requested information.

•	Disclose the actual default rates for each of the Magic Mirror groups and how these compare to the average annualized contribution rates to the Fund.

In response to the Staff’s comments, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement to include the requested information.

37.	You recognize a “quality assurance fund receivable” at loan inception which is recorded at its fair value on a loan by loan basis. Please address the following as it relates to the receivable:

•	Disclose how the upfront receivable amount recorded is determined on a loan by loan basis;

The Company respectfully refers the Staff to paragraph 40 of Annex I hereto for a discussion on how the upfront receivable amount recorded is determined. In response to the Staff’s comments, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to include the requested information.

•	Disclose how the receivable is determined to be collectible at loan inception;

The Company respectfully refers the Staff to paragraph 40 of Annex I hereto for the relevant discussions. In response to the Staff’s comments, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to include the requested information.

•	Disclose whether any receivable impairment has been recorded to date; and

The Company respectfully refers the Staff to paragraph 43 of Annex I hereto for the requested information. In response to the Staff’s comments, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose whether monthly amounts received by the company are first applied to reducing the receivable before remaining amounts are recorded as revenue.

The Company respectfully advises the Staff that with respect to all loan products facilitated on the Company’s platform other than consumption loan products, which are discussed in detail below, the monthly payments made by a borrower consist of principal, interest and if applicable, quality assurance fund contribution. In these cases, the entire loan transaction fee is collected upfront, and is allocated to the various elements of revenue as of the date of loan inception. The subsequent amounts that the Company receives on a monthly basis relate only to the quality assurance fund, which are used to reduce the quality assurance fund receivable. Aside from the contingent fees discussed in paragraph 11 of Annex I, no part of the monthly amounts received is allocated to revenue as the receivable associated with the quality assurance fund receivable is equal to the fair value of the guarantee recorded under ASC 460 for the loans covered through the quality assurance fund.

The foregoing practice also applied to consumption loan products until October 2016 when the Company began to collect a portion of the loan transaction fee and quality assurance fund contribution upfront at loan inception for consumption loan products and then collect the remaining balance on a monthly basis in conjunction with the borrower’s repayment of the principal and interest. With respect to consumption loan products, the revenue recognized by the Company at the loan inception is the portion of the transaction fee received, which is allocated to the two deliverables pursuant to ASC 605-25. In addition, the Company records the fair value of the quality assurance fund receivable at loan inception based on its determination that the receivable is collectible at this point in time. Subsequently, the Company treats each monthly payment received as follows: (i) upon the receipt of the monthly loan transaction fee, the Company allocates it to the two deliverables pursuant to ASC 605-25 and records it as revenue; and (ii) the amount received for the quality assurance fund is used to reduce the quality assurance fund receivable. If not all the cash is received in a month, the cash received will first be applied to the quality assurance fund receivable. Any remaining consideration will be recorded as revenue.

The Company respectfully advises the Staff that fees collected with respect to consumption loan products only contributed to less than 2% of total revenues recognized for each of the periods presented, and therefore did not have a significant impact on the Company’s business and the financial statements for the periods presented.

Securities and Exchange Commission

March 14, 2017

Financial Guarantee Derivative, page 92

38.	Please revise to address the following as it relates to investor reserve funds (i.e. Fund) and the Financial Guarantee Derivative:

•	Disclose when the investor makes the determination to participate in the Fund and how funding occurs;

The Company respectfully refers the Staff to paragraphs 13, 30, 47-48 of Annex I hereto for an introduction of the investor reserve fund, which include the information requested. In response to the Staff’s comments, the Company has revised the disclosure on pages 92, 93, 95 and 98 of the Revised Draft Registration Statement to include the requested information.

•	Disclose how the contribution amounts are determined given that they are based on the estimated loan delinquency rates of the loans made;

The Company respectfully refers the Staff to paragraphs 13 and 48 of Annex I hereto for an introduction of the investor reserve fund, which include the information requested. In response to the Staff’s comments, the Company has revised the disclosure on pages 92, 93 and 98 of the Revised Draft Registration Statement to include the requested information.

•	Disclose at what point in time an investor is entitled to payouts from the Fund;

The Company respectfully refers the Staff to paragraph 48 of Annex I hereto for an introduction of the investor reserve fund, which include the information requested. In response to the Staff’s comments, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement to include the requested information.

•	Disclose how and when payout amounts are determined for both delinquent borrower payment obligations and for underperformance;

The Company respectfully refers the Staff to paragraph 48 of Annex I hereto for an introduction of the investor reserve fund, which include the information requested. In response to the Staff’s comments, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement to include the requested information.

Securities and Exchange Commission

March 14, 2017

•	Disclose how the Fund is impacted when borrower loans are sold into the secondary or are paid off;

The Company respectfully refers the Staff to paragraphs 48 of Annex I hereto for an introduction of the investor reserve fund, which include the information requested. In response to the Staff’s comments, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement to include the requested information.

•	Tell us how these contractual arrangements meet the definition of a derivative under ASC 815-10-15-83;

The Company respectfully refers the Staff to paragraphs 49-52 of Annex I hereto for the relevant discussions. In response to the Staff’s comments, the Company has revised the disclosure on page 98-99 of the Revised Draft Registration Statement to include the requested information.

•	Tell us how the “realized gain from financial guarantee derivatives” was determined in each period presented;

The Company respectfully refers the Staff to paragraphs 52-54 of Annex I hereto for the relevant discussions. In response to the Staff’s comments, the Company has revised the disclosure on page 99 of the Revised Draft Registration Statement to include the requested information.

•	Tell us how the “fair value change of financial guarantee derivatives” was determined in each period presented; and

The Company respectfully refers the Staff to paragraphs 52-54 of Annex I hereto for the relevant discussions. In response to the Staff’s comments, the Company has revised the disclosure on page 99 of the Revised Draft Registration Statement to include the requested information.

•	Provide us with the contractual arrangements entered into as it relates to the Fund.

The Company respectfully refers the Staff to Annexes VI to IX for forms of agreements related to the investor reserve fund.

Securities and Exchange Commission

March 14, 2017

Industry Overview, page 97

39.	For greater balance and context, please revise to discuss recent developments in the peer-to-peer lending industry in China, such as recent lending platform failures, over-leveraging, issues related to the industries’ fast growth in relation to regulation and any resulting impact on China’s online consumer finance marketplace industry in general, including the regulatory and political climate and response. Make similar revisions to your discussion in the Summary.

In response to the Staff’s comment, the Company has revised the disclosure on page 3, 105 and 106 of the Revised Draft Registration Statement to discuss the recent developments in the online consumer finance marketplace industry, including the business failure, over-leveraging and cases of fraud, as well as their impact on the industry.

Business, page 101

40.	Where you provide quantification in RMB, please revise to include the US$ equivalent.

In response to the Staff’s comment, the Company has revised the Revised Draft Registration Statement to include the US$ equivalent of all the RMB amounts.

41.	It appears that your business is dependent upon services provided by key service providers, including an online payment provider, a banking partner, a collections partner as well as certain information technology service providers. Revise this section to disclose your critical service providers. Also, please tell us, with a view towards revised disclosure, whether you have contractual arrangements with any of your key service providers and whether, in the view of management, PPDAI would be able to replace your critical service providers if they are no longer able to provide their services. To the extent that PPDAI or its subsidiaries have contractual arrangements with any of these service providers, provide us with your analysis as to whether the contracts are material contracts that must be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it works with multiple service providers in the ordinary course of its business, the contracts entered into by the Company with such service providers are the type that ordinarily accompanies the kind of business conducted by the Company and none of its current service providers is considered a critical one upon which the Company’s business is substantially dependent for the following reasons:

•	Online payment providers. The Company currently works with seven online payment service providers. The Company does not have any long-term contractual commitment to any of these payment service providers and can increase or reduce cooperation level with any of them according to the Company’s business needs. The Company has confidence in its ability to find and shift to alternative online payment service providers with minimal interruptions to its business operations should cooperation with any of the existing ones be ceased or terminated.

Securities and Exchange Commission

March 14, 2017

•	Banking partners. The Company currently maintains business relationships with ten commercial banks in China, each within the conventional commercial bank business areas. According to China Banking Regulatory Commission, there were 1,089 banks in China at the end of 2015. The Company believes that it is able to find and shift to alternative banking partners with minimal interruptions to its business operations as such business needs arise.

•	Collections partners. The Company currently works with over 20 third-party collections partners. The Company does not have any long-term contractual commitment to any of these partners. As the loan collection market in China continues to evolve, the Company has been working with different collection companies from time to time, and has confidence in its ability to find and shift to alternative ones with minimal interruptions to its business operations when needed.

•	IT service providers. The Company has service agreements with a limited number of IT service providers in respect to services such as IT server, desktop computing, customer relationship management system and call center system while its core IT services are provided in-house. The Company believes it has adequate choices of service providers in each of these areas and is able to find alternative service provides with minimal interruptions to its business operation when needed.

For the aforementioned reasons, the Company doesn’t believe that contracts the Company entered with these service providers constitute material contracts that must be filed as an exhibit under Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

March 14, 2017

42.	On page 102 you indicate that one of your business goals is to promote borrower “stickiness.” Please tell us, with a view towards revised disclosure, whether you monitor whether borrowers may be “rolling over” one loan for another, masking an inability to repay the principal. Does your site prevent loan “rollovers?” Does your “Magic Mirror” data system adversely score rollover loans?

The Company respectfully advises the Staff that it does not allow borrowers to “rollover” one loan for another on its platform except that borrowers of handy cash loans may request to extend the loan term for the maximum of three times subject to certain conditions. The Company does, however, allow borrowers to take out multiple loans at a time so long as their existing loans are not in default and the total outstanding balance is within the approved credit limit. Given the practical difficulties in verifying the intended usage of borrowed funds as submitted by borrowers, the Company cannot be certain whether any particular borrowers may draw down their unutilized credit lines to repay existing loans.

The Magic Mirror system scores more favorably borrowers who make loan repayments on time over an extended period of time and who utilize less of their approved credit lines. Conversely, the Magic Mirror system looks less favorably upon borrowers who have a history of delinquency and/or high credit line utilization ratios.

The Company respectfully advises the Staff that it has revised the disclosure on pages 19-20 of the Revised Draft Registration Statement to specifically address situations mentioned above.

Loan services offered to borrowers, page 108

43.	Please identify who handles the payment processing and when the principal owed on the loan is repaid for “standard loan products.” Please also disclose the term range for these loan types.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement to clarify that the fixed monthly repayment of standard loan products includes principal, interest and, where applicable, quality assurance fund contribution. The Company has inserted a cross reference to “Business—Our Platform and Transaction Process” where the parties who handle the payment processing are identified.

The Company respectfully advises the Staff that the Draft Registration Statement has included the term range for standard loan products, handy cash loan products and consumption loan products. In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Revised Draft Registration Statement to include the term range for other loan products.

Securities and Exchange Commission

March 14, 2017

44.	Please disclose how the standard daily rate is determined for “handy cash loan products.” In addition, tell us whether these loans have the option of being renewed or rolled-over given that the principal is due at the end of the loan term.

The Company respectfully advises the Staff that the standard daily rate for handy cash loan products is determined by the Company with reference to the pricing of similar products in the market. In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

The Company further advises the Staff that a borrower of handy cash loan product may request to extend the loan for a maximum of three times with each extension lasting from one to four weeks. For each extension, the borrower shall pay an upfront extension fee equal to 3% of the principal amount subject to the extension in addition to the interest rate, transaction fee and quality assurance fund contribution applicable to handy cash loans. No extension is allowed if the principal amount is overdue for more than 90 days.

45.	Please identify when the transaction fees and quality assurance fees are fully collected for “consumption loan products” given that a portion of these fees are collected upfront and how these fees are considered within the accounting for the multiple element arrangements.

The Company respectfully advises the Staff that, as noted previously in the Company’s response to comment No. 37, fee collected with respect to consumption loan products only contributed to less than 2% of the total revenues recognized for each of the periods presented, and therefore did not have a significant impact on the Company’s business and the financial condition for the periods presented.

Since the launch of consumption loan products in July 2015, the Company had collected the entire loan transaction fee upfront and allocated such fee to the various elements of revenue at loan inception before the Company changed its practice in October 2016 when the Company began to collect only a portion of the transaction fee and quality assurance fund contribution upfront at loan inception and collect the remaining balance on a monthly basis in conjunction with the borrower’s repayment of the principal and interest.

Securities and Exchange Commission

March 14, 2017

With respect to consumption loan products, the revenue recognized by the Company at the loan inception is the portion of the transaction fee received, which is allocated to the two deliverables pursuant to ASC 605-25. In addition, the Company records the fair value of the quality assurance fund receivable at loan inception based on its determination that the receivable is collectible at this point in time and reflects the fair value of the guarantee liability recorded under ASC 460 for loans covered by the quality assurance fund. Subsequently, the Company treats each monthly payment received as follows: (i) upon the receipt of the monthly loan transaction fee, the Company allocates it to the two deliverables pursuant to ASC 605-25 and records it as revenue; and (ii) the amount received for the quality assurance fund is used to reduce the quality assurance fund receivable. If not all the cash is received in a month, the cash received will first be applied to the quality assurance fund receivable. Any remaining consideration will be recorded as revenue.

Investment services offered to investors, page 110

46.	Please revise the discussion of investment services you offer to investors to address the following:

•	Disclose whether the investor can choose specific loans or choose the borrower they desire to invest in;

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Revised Draft Registration Statement to clarify that investors can choose specific loans they desire to invest in by using the self-discretionary investing tool.

•	Disclose the length of time investors commit their funds for investment purposes;

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement to disclose the minimum length of time investors commit their funds for investment purposes.

•	Disclose how the company determines delinquencies under the “fixed investing periods” program;

The Company respectfully advises the Staff that the Company monitors loan performance by tracking the delinquency rates for all outstanding loans on the Company’s platform without differentiating those loans that have received funds from investment programs. Therefore, the “delinquency” concept is not applicable to investment programs, including the investment programs with fixed investing periods, but is a metric that the Company uses to monitor on all of the underlying loans of its investment programs.

Securities and Exchange Commission

March 14, 2017

Funds of one investment program are invested in thousands of underlying loans. Given that the expected returns of an investment program are generally lower than the interest rates of its underlying loans, delinquency of one or more underlying loans may not necessarily affect the performance of the investment program. Where any delinquency of underlying loans occurs,

•	for the investment programs backed by investor reserve funds, only if the amount of principal and interests collected, net of the investor reserve set aside, is insufficient to cover the investment principal plus the expected return, payouts will be made from the relevant investor reserve fund to cover the difference; and

•	for investment programs that invest in loans with quality assurance fund protection and thus are not backed by investor reserve funds, if any underlying loan becomes one day delinquent, payouts will be made from the quality assurance fund according to its payout rules. In this case, the investment program is treated the same as other individual investors who invest in the loans that have quality assurance fund protection.

•	Disclose how investor payouts are made, and the timing, under each of the company’s investment programs (i.e. self-directed and automated);

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 of the Revised Draft Registration Statement to disclose the manner and timing of investor payouts for investments made through using the self-discretionary investing tool and automated investing tools.

•	Disclose in greater detail the secondary market available to the investor (i.e. nature, terms, administration, fees, etc.);

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to include more information about the secondary loan market.

Securities and Exchange Commission

March 14, 2017

•	Disclose how secured loans obtained by the investor though the secondary market program are accounted for by the Company; and

The Company respectfully advises the Staff that taking out secured loans is a means for investors to obtain liquidity other than through the secondary loan market. The secured loans are accounted for in the same way as standard loan products facilitated on the Company’s platform. Like the standard loan products, the Company charges an upfront transaction fee to the borrowers of secured loans. If an investor of a secured loan transfers his or her creditor’s rights in the loan on the secondary loan market, the Company will charge the transferor a service fee according to the same rules applicable to other loan transfers on the secondary loan market. In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to clarify how secured loans are accounted for.

•	Disclose the rights and terms investors have to completely or partially withdraw their funds within a specific period each month free of charge under the Step-Up Returns Investment Program.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement to include more information about the Step-Up Returns Investment Program.

Our Products and Services

Other loan products, page 110

47.	Please quantify the percentage of total loans in this category. Similarly, please provide category totals for investments under your investment programs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 116 of the Revised Draft Registration Statement to quantify the origination amount of the Company’s other loan products in 2015 and the nine months ended September 30, 2016.

Also, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to quantify the category totals for investments under investment programs as of September 30, 2016. Since the investment programs with step-up returns were launched in November 2016, there was no investment under this category as of September 30, 2016. The Company will update the registration statement on Form F-1 when the relevant numbers are available.

Securities and Exchange Commission

March 14, 2017

Secondary Loan Market, page 111

48.	Revise this section to clarify whether PPDAI collects any fees for facilitating trading on the secondary loan market.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Revised Draft Registration Statement to include information about the fees charged by the Company for facilitating trading on the secondary loan market.

Our Platform and the Transaction Process, page 111

49.	Please revise to disclose whether you permit borrowers to hold more than one loan facilitated through the Company’s platform at a time.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Revised Draft Registration Statement to clarify that borrowers are allowed to hold more than one loans facilitated through the Company’s platform so long as total outstanding principal amount is within the approved credit limit.

50.	Please revise your disclosure regarding your loan origination process to clarify where in the process that PPDAI collects fees from Borrowers and Lenders. Your investors should be able to understand not only how you facilitate loans on your platform, but which steps in the program leads to fee income for PPDAI.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 120 of the Revised Draft Registration Statement to clarify which fees the Company collects from borrowers and investors and when such collection occurs.

Competition, page 119

51.	Please revise to quantify, to the extent possible, your market share in the industry.

The Company respectfully advises the Staff that China’s consumer finance industry is rapidly developing, attracting a wide spectrum of financial market participants. In addition to specialized consumer finance marketplaces including the Company, other market players such as traditional commercial banks, offline micro finance companies and payment companies have also launched consumer finance or similar products. Due to the absence of stringent regulatory filing and disclosure requirements for financial products and the lack of market entry licensing requirement in China, the Company believes that it is impossible to determine with reasonable assurance whether each of the financial institutions offers any consumer finance products. It is also unclear whether such financial institutions consider their products as consumer finance products in this rapidly evolving environment.

Securities and Exchange Commission

March 14, 2017

As such, the Company believes that it is not possible to accurately determine the size of China’s consumer finance market and therefore cannot quantify the market share of the Company without undue burden.

Management

Employment Agreements and Indemnification Agreements, page 137

52.	We note that you have filed a form of employment agreement as Exhibit 10.2. In light of your disclosure that you have entered into employment agreements with your executive officers, please ensure that you file complete copies of executed employment agreement for each of your named executive officers. Please refer to Instruction 1 to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has yet to enter into employment agreements with its named executive officers as of the date hereof. The Company plans to enter into such employment agreements at a later stage. The completed copies of executed employment agreements for each of the Company’s executive officers will be filed then.

Compensation of Directors and Executive Officers, page 138

53.	Please update to include compensation disclosure for the year ended December 31, 2016. Please refer to Item 4 of Form F-1 and Item 6B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 146 of the Revised Draft Registration Statement.

Related Party Transactions, page 143

54.	Please tell us whether you have any contracts with PPCredit for the services provided. If you do have a contract, please file it as an exhibit under Item 601(b)(10) of Regulation S-K, or provide your legal analysis as to why the contract is not a material contract.

Securities and Exchange Commission

March 14, 2017

The Company respectfully advises the Staff that the Company entered into a service agreement with PPCredit on September 30, 2016, or the Service Agreement, which provided, among others, the scope of services, service period and service fees payable to PPCredit. The service period under the Service Agreement was from January 1, 2016 to September 30, 2016. The Company believes that the Service Agreement is not a material contract on the basis that (i) it was made in the ordinary course of the Company’s business; (ii) the service fees thereunder were immaterial in amount, which represented less than 5% of the Company’s net revenue for the nine months ended September 30, 2016; and (iii) the Company primarily uses its proprietary data collection technologies for fraud detection and credit assessment and the Company’s business does not substantially depend upon the data collection services provided by PPCredit.

In addition, the Company entered into a service framework agreement with PPCredit on September 30, 2016, or the Service Framework Agreement, which provided, among others, the scope of service and service period. The service period under the Service Framework Agreement is from October 1, 2016 to September 30, 2017. The Company believes that the Service Framework Agreement is not a material contract on the basis that (i) it was made in the ordinary course of the Company’s business; (ii) based on the Company’s best estimation, the total service fees for the service period thereunder are expected to be insignificant; and (iii) the Company primarily uses its proprietary data collection technologies for fraud detection and credit assessment and the Company’s business does not substantially depend upon the data collection services provided by PPCredit.

Preferred Shares, page 153

55.	You issued series of preferred shares during fiscal years 2012, 2014 and 2015 at increasing prices per share. Please revise to disclose detailed financial information to support the fair value per share increases which are reflective of the increases in the value of the company as determined through your use of the retrospective valuation method.

The Company respectfully advises the Staff that the Company has experienced robust growth since its inception. The Company’s loan origination volume increased from RMB296.3 million (US$44.4 million) in 2012 to RMB901.9 million (US$135.3 million) in 2013 and further to RMB1.3 billion (US$188.6 million) in 2014 and RMB5.1 billion (US$767.8 million) in 2015. Such robust growth supports the increases in the total value of the Company during the periods.

Securities and Exchange Commission

March 14, 2017

The Company’s issuances of preferred shares during fiscal years 2012, 2014 and 2015 are arm’s-length transactions, whereby the terms and conditions thereof, including the price per share, were heavily negotiated and agreed upon by the Company and sophisticated independent investors based on such investors’ due diligence of the Company’s business as well as their evaluation of the prospects of the Company’s business. In addition to financial information, equity investors usually take into consideration a number of other factors prior to making an investment decision, such as the industry forecast and the competitive advantages of the target company. Therefore, the Company believes that disclosing financial information in historical periods would not provide potential investors with meaningful assistance in understanding the historical valuation of the Company. In addition, the Company’s financials for historical periods were not prepared following the U.S. GAAP and were not audited by independent auditors. The Company believes that disclosure of its historical unaudited financial data would not provide investors with useful, relevant and comparable information to understand the growth of the Company’s business.

Consolidated Statement of Cash Flows, page F-7

56.	Please tell us the nature of the financing activities for “cash paid to investors” and “cash received from investors” for alternative investment products.

The Company respectfully advises the Staff that these two items are related to Shanghai Hepai, a formerly wholly-owned subsidiary of Beijing Paipairongxin which was disposed on September 30, 2016. Shanghai Hepai is a wealth management company that makes investments on behalf of its customers. For that purpose, it sources funds from investors and uses these funds to originate loans on the Company’s platform. “Cash received from investors” refer to cash received by Shanghai Hepai from its customers when such customers purchased the alternative investment products. “Cash paid to investors” refer to the cash paid out to Shanghai Hepai’s customers who invested in the alternative investments products upon their redemption or disposal of the alternative investment products. Since Shanghai Hepai uses the funds raised through these alternative investment products to originate loans on the PPDai platform and settles the obligation with the investors by paying back the invested fund and interest, the “cash paid to investors” and “cash received from investors” are considered to be financing activities.

57.	Please revise to disclose the payouts from the “quality assurance fund” and the “investor reserve fund” separately.

The Company respectfully advises the Staff that all payouts are related to quality assurance fund, and therefore there has been no separate disclosure on payouts from the investor reserve fund.

Securities and Exchange Commission

March 14, 2017

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Note 2(k) Loans receivable, net, page F-18

58.	In order for us to better understand the reasons for the significant increase in the provision for loan losses during the interim period of 2016, provide us with specific information addressing how the company collectively considered such factors as delinquency rate, size and “other risk characteristics” when determining that the allowance for loan losses was reasonable to absorb probable losses in the loan portfolio which has terms ranging from 7 days to 2 years. Please address the different types of loans – standard, handy cash, consumption and other in your revisions.

The Company respectfully advises the Staff that the allowance is determined based on multiple factors, including the Company’s past loan loss history, known and inherent risks in the loan portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions, aging of loans and other relevant factors. As of December 31, 2015, majority of the loan portfolio was composed of standard loans products while as of September 30, 2016, majority of the loan portfolio was composed of handy cash loan products. Handy cash loan, a loan product featuring smaller principal amount and targeting borrowers with lower creditworthiness or shorter credit history, was launched in April 2016. Compared to standard loan products, handy cash loan requires a higher annualized interest rate, reflecting a higher inherent risk. The increase of handy cash loan products as percentage of the entire loan portfolio contributed to the significant increase in the provision for loan losses.

Furthermore, the deteriorated loan performance as of September 30, 2016 compared to that as of December 31, 2015 also contributed to the increase in the provision for loan losses during the nine months ended September 30, 2016. As of December 31, 2015, 12.8% of the loan portfolio was past due with only 2.9% of loans past due over 90 days, whereas as of September 30, 2016, the past due amount increased to 25.2% of the loan portfolio with 13.6% of loans past due over 90 days. As such, the Company recorded higher provision for loan losses in the nine months ended September 30, 2016.

Note 2(p) Quality assurance fund payable and receivable, page F-20

59.	Please revise to define the nature of the amounts relating to the “net release of quality assurance payable” and “payouts during the year, net of recoveries.” In regard to the net payouts, please disclose the breakdown between principal and interest paid given that some loans facilitated do not require the payment of principal until maturity. Please also disclose the amount of the recoveries.

Securities and Exchange Commission

March 14, 2017

The Company respectfully advises the Staff that “net release of quality assurance fund” refers to the reduction of guarantee liabilities over time since the guarantor is released from the guaranteed risk according to ASC 460, which is offset by the recognition of the ASC 450 component where needed.

“Payouts during the year, net of recoveries” refers to all the payouts from the quality assurance fund upon default of borrowers of loans that have the quality assurance fund protection, which are offset by the amount successfully recovered through loan collection.

All loans subject to quality assurance fund protection through September 30, 2016 are repaid on a monthly installment basis, which includes payment of principal and interest. The amount of recoveries was RMB659.1 million (US$98.8 million) and RMB694.8 million (US$104.9 million) for year ended December 31, 2015 and nine months ended September 30, 2016, respectively.

The Company also respectfully advises the Staff that it does not monitor the repayment of principal and interest separately when managing its business. Since the loans are amortized on a constant payment basis, the amount of principal versus interest compensated by payouts from the quality assurance fund in the case of loan delinquency varies depending on when the delinquency occurs during the loan tenure. Since under constant payment amortization, principal payments are back-loaded whereas interest payments are front-loaded, a loan that goes into delinquency at a later stage will require a larger component of principal than interest to be compensated from the quality assurance fund. The Company therefore believes that the disclosure of breakdown between principal and interest may not provide investors with better understanding of the Company’s business. Rather, such disclosure may produce unnecessary confusion.

60.	Please revise to disclose information addressing how the “gain from the quality assurance fund” was determined in each period presented.

The Company respectfully refers the Staff to paragraphs 41-42 of Annex I hereto for a discussion on how the gain from the quality assurance fund was determined. Disclosure on page F-21 of the Revised Draft Registration Statement has been revised accordingly.

Securities and Exchange Commission

March 14, 2017

Note 2(q) Financials guarantee derivative, page F-22

61.	Please revise to disclose the market information, assumptions and the valuation techniques utilized in determining the fair value of the derivative for each of the periods presented.

The Company respectfully advises the Staff that for each of the periods presented, the fair value of the financial guarantee derivative is determined based on the discounted cash flow model. The table below sets forth the unobservable inputs used for the fair value measurement:

	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
Discount rate	10.5% - 17%	10.5% - 17%
Expected default rate	0.75% - 10.25%	0.75% - 10.25%

Disclosure on page F-18 of the Revised Draft Registration Statement has been revised to include the abovementioned information.

Note 4. Prepaid expenses and other assets, page F-30

62.	Please tell us the nature of your prepaid online marketing expenses and advances as well as your accounting policy for these assets.

The Company respectfully advises the Staff that prepaid online marketing expenses refer to prepayments made to service providers for future services. Such service providers charge monthly expenses based on activities during the month, and once being confirmed by the Company, the monthly expenses will be deducted from the prepayments already made by the Company. Prepaid online marketing expenses are recorded when prepayments are made to service providers and are expensed as incurred.

Advances refer to loans provided to service providers and employees. The Company assesses the collectability of such advances on a monthly basis.

*            *             *

Securities and Exchange Commission

March 14, 2017

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Leung, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-21-2323-3355 or via email at jimmy.leung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jun Zhang, Chairman and Chief Executive Officer, PPDAI Group Inc.

Simon Tak Leung Ho, Chief Financial Officer, PPDAI Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Leung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Sean Fu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

ANNEX INDEX

Page

Annex I	Accounting Analysis	Annex I-1

Annex II	English Translation of Form of Borrower Registration Agreement between the Company and Borrower	Annex II-1

Annex III	English Translation of Form of Investor Registration Agreement between the Company and Investor	Annex III-1

Annex IV	English Translation of Form of Loan Agreement among the Company, Borrower and Investor for Standard Loan Products	Annex IV-1

Annex V	English Translation of Form of Quality Assurance Service Agreement between the Company and Investor	Annex V-1

Annex VI	English Translation of Form of Rainbow Program Service Agreement between the Company and Investor for Fixed Investing Period Investment Programs Subject to Investor Reserve Fund Protection	Annex VI-1

Annex VII	English Translation of Form of Rainbow Program Service Agreement between the Company and Investor for Fixed Investing Period Investment Programs Investing in Loans Subject to Quality Assurance Fund Protection	Annex VII-1

Annex VIII	English Translation of Form of Paihuobao Service Agreement between the Company and Investor for Flexible Investing Period Investment Programs	Annex VIII-1

Annex IX	English Translation of Form of Yueyuezhang Service Agreement between the Company and Investor for Step-Up Returns Investment Programs	Annex IX-1

Annex X	English Translation of Sample Investor Incentive Terms and Conditions	Annex X-1

Annex I

Accounting Analysis

Overview

1.	We engage primarily in operating an online consumer finance marketplace connecting borrowers with investors. We provide services to match borrowers with investors and facilitate loan transactions on our marketplace through the complete lifecycle of loans.

2.	Our platform provides investors with various investment options, broadly categorized into “single loans” and “investment programs.” All of our primary loan products, including standard loan products, handy cash loan products, and consumption loan products, are single loans. Investors may choose to subscribe to single loans based on the profiles of approved borrowers listed on our platform. They may also elect to participate in one of our investment programs that cater to different investment preferences and enable them to enjoy investment returns while minimizing the time needed to manage their investments.

3.	For the year ended December 31, 2015 and the nine months ended September 30, 2015 and 2016, the origination volume of loans funded by individual investors amounted to RMB4.0 billion (US$604.9 million), RMB2.3 billion and RMB9.1 billion (US$1.4 billion), respectively. The origination volume of loans funded by institutional investors amounted to RMB733.2 million (US$109.9 million), RMB304.9 million and RMB2.7 billion (US$406.5 million) for the year ended December 31, 2015 and nine months ended September 30, 2015 and 2016, respectively.

Arrangements among Borrowers, Investors and Us

4.	We strategically focus on serving borrowers between the ages of 20 and 40, the young generation that is typically more receptive to online financial services and is poised to become the major driving force of China’s online consumer finance market. Our borrowers are primarily acquired online and stretch across 97% of the cities and counties in China. Following the step-by-step instructions on our platform, prospective borrowers can generally submit loan applications after providing certain basic personal information. Our proprietary data-driven credit scoring system, Magic Mirror Model, generally completes credit assessment in one hour. Repeat borrowers with satisfactory credit history with us may even receive credit decisions in as little as one minute. Based on the credit decision, we assign a Magic Mirror score and credit limit to the borrower.

5.	With respect to our standard loan products, representing more than 90% of the loan volume facilitated through our platform, if a borrower finds the terms of the credit decision acceptable, he or she can submit a loan request, which will specify the loan transaction fee, interest rate, and quality assurance contribution, where applicable. All of these terms are determined based on the borrower’s Magic Mirror score and borrowing history. The fees are calculated as a percentage of the loan principal amount - the poorer the borrower’s credit score, the higher the percentage and resulting fees. Such loan request will then be listed on our platform for investors to view if the loan has not been matched automatically through automated investing tools or with investment programs. The borrower can decide on a loan-by-loan basis whether he or she wants to participate in the quality assurance protection program while certain borrowers (normally borrowers with relatively poorer credit scores) are required to participate in the quality assurance protection and make a contribution to the quality assurance fund. See “Investor Protection” section below for further details. As part of the borrower registration agreement, the borrower acknowledges that (1) once the loan is submitted online for listing on our platform, such loan request cannot be canceled; and (2) the loan would not come into effect and its terms would not become enforceable until the loan is matched with certain investors. Only when the loan is matched, i.e., fully subscribed, will a loan agreement become effective, which includes respective names of the borrower and investors and the repayment schedule, among other terms. Such loan agreement is executed and delivered electronically and automatically through our platform upon full subscription of a loan. Immediately upon loan matching, we receive the upfront transaction fee, which is deducted from the funds released from the investor(s)’ account to the borrower’s account, but does not reduce the principal amount of the loan. The borrower is responsible to repay the entire principal amount to the corresponding investor(s). In other words, the borrower pays the entire transaction fee upfront.

Annex I-1

6.	As stipulated in the loan agreement, the borrower is liable to the investor(s) until full repayment of the principal and interest. Should the borrower default on his or her loan, the investor(s) may still seek recovery from the quality assurance fund, if the borrower has participated in the quality assurance fund, among other prerequisites. See “Investor Protection” section below for further details. The contribution required for the quality assurance fund is stated in the loan agreement and is made by the borrower, in addition to the payments of principal and interest. A separate quality assurance service agreement would be executed should the borrower participate in the quality assurance protection program.

7.	As stipulated in the investor registration agreement, the investor shall not cancel the funding commitment or change the amount committed and shall enter into the loan agreement immediately upon loan matching. Such committed fund shall only be released to the borrower’s account if the loan is fully subscribed. Once the loan is fully subscribed, the executed loan agreement is delivered to the borrower and investors through our platform.

8.	Apart from “single loans,” an investor can also choose to enroll in certain investment programs with fixed or flexible investing periods. When enrolling in such programs, he or she shall agree to the program’s service agreement, which specifies his or her rights and obligations. Similar to “single loans”, the investor shall not cancel the funding commitment or change the amount committed. Such funding commitment will only become enforceable if the investment programs reach a pre-determined funding target. Certain fixed period investment programs only match investors with loans subject to quality assurance fund protection. Other programs match investors with loans without quality assurance fund protection.

9.	For the periods presented, upon inception of a loan, we charge all borrowers a loan transaction fee, which is collected upfront for single loans, and is allocated for accounting purposes between loan facilitation services and post-facilitation services. See “Revenue Recognition” section below for further details.

Annex I-2

10.	We collect quality assurance fund contributions made by borrowers for participation in the quality assurance fund. The full amount of such contribution is deposited into a restricted cash account. See “Investor Protection” section below for further details.

11.	We also collect the following fees:

•	collection fee charged to borrowers for successful collection of defaulted loans; and

•	service fee charged to investors upon successful loan transfer on the secondary loan market.

12.	Additionally, we charge certain fees to investors who participate in our investment programs, as follows:

•	For investors who participate in investment programs with underlying loans protected by the quality assurance fund, we earn an investment program management fee if there are surplus gains, i.e., if the actual rate of return over the term of the program is greater than the expected rate of return included in the program agreement. Such fee is deducted from the final payout to the investment program participants upon maturity of a particular program.

•	Investment programs that do not invest in loans protected by the quality assurance fund will be protected by their respective investor reserve fund. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve fund is maintained separately and is used to compensate investors in the event of a program’s “underperformance”, i.e., if the returns do not achieve a stated expected rate, and is funded upon the program’s maturity. For investors who participate in investment programs with fixed investing periods, 0.1% of the investment capital shall be deducted and paid to us upon the program’s maturity. For programs with flexible investing periods, we charge a fee of one percent of the fair value of the invested assets divided by 365 on a daily basis. See discussion under “Investor Protection” for further details.

•	For our investment programs with a flexible investing period, we also charge an early redemption fee of 0.5 percent of the redeemed investment capital if investors redeem their funds within the first 30 days. Thereafter, no penalty fee is assessed. For all periods presented, this is an insignificant amount.

Annex I-3

Investor Protection

13.	We employ two types of investor protection mechanisms to help limit investors’ risk exposure. Not all loans are subject to such investor protection, and investors make their own decisions depending on their risk appetite. The following is a summary of our quality assurance fund and investor reserve funds.

(1)	Quality Assurance Fund

Borrowers may elect to, or in certain circumstances, are required to make contributions to the quality assurance fund, in addition to the transaction fee and payments of loan principal and interest. The quality assurance fund is maintained in a segregated restricted cash bank account. This contribution, which is a certain percentage of the principal amount, is determined at the time of the loan application based on the borrower’s credit score. The contribution does not change over time after the loan is matched and must be paid in its entirety even if the loan is pre-paid. If a borrower who has contributed to the quality assurance fund is one day delinquent on an installment of principal and interest of a loan, we will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. Investors can decide if they want to invest in single loans that are protected by the quality assurance fund.

Certain investment programs only fund loans that are covered by the quality assurance fund, entitling investors to the same protection mechanism. Such investment programs are not protected by investor reserve funds.

(2)	Investor Reserve Funds

Investment programs that do not invest in loans protected by the quality assurance fund will be protected by their respective investor reserve fund. For each investment program (i.e., fixed investing periods or flexible investing periods), we maintain a separate investor reserve fund in a segregated restricted cash account managed by a third-party online payment service provider. The investor reserve fund is an investor protection mechanism set up specifically for investment program participants on our platform. Investors who subscribe to any of these investment programs agree to contribute a portion of their investment capital to the corresponding investment reserve fund. For investment programs with a fixed investing period, the investors’ ultimate contribution at the program’s maturity is the net cash flow of the programs (refer to paragraph 48 for discussion on the cash flow of the fund) less 0.1% of the total invested amount which is paid to us, capped at 10% of the total funding of each investment program, as agreed by the investors and the Company at the inception of the investment programs. For investment programs with a flexible investing period, the contribution is made on a daily basis, being the net cash flow of the programs, capped at 36% of the total invested amount of the investment program, less one percent of the fair value of the invested assets divided by 365 on a daily basis which is paid to us. If the amount of principal and interests collected, net of the investor reserve set aside, is insufficient to cover the investment principal plus the expected rate of return, payouts will be made from the investor reserve fund to cover the difference.

14.	The key difference between these two types of protection mechanisms are that the quality assurance fund only covers delinquent loans in the event a borrower defaults, as measured on a loan by loan basis. In contrast, the investor reserve fund provides investors protection from “underperformance,” i.e., it protects investors from any underperformance below the stated expected rate of return of the investment program, as measured on a group of loans basis, which may be due to loan defaults or other reasons such as declines in market interest rates. See “Quality Assurance Fund Payable and Receivable” and “Financial Guarantee Derivative” for further details.

Annex I-4

Secondary Loan Market

15.	Investors have the ability to resell any outstanding loans through a secondary market to other interested investors on our platform. Only single loans may be sold on the secondary market; our investment program products may not be sold on the secondary market. We charge a small transaction fee and deduct it from the proceeds that the original investor receives from the new investor only if a resale is successful. The secondary market business is not our focus and the amount of transaction fees earned to date has been insignificant.

Revenue Recognition

16.	Our revenues principally consist of transaction fees charged to borrowers for our loan facilitation and post-facilitation services. We also generate revenue from other one-time contingent fees, such as loan collection fees for late payments and fees charged to investors for selling loans on our secondary loan market, as well as investment program management fees from any surplus gains earned in the investment programs protected by the quality assurance fund. Revenues comprise the consideration received or receivable for the provision of services in the ordinary course of our business and are recorded net of value-added tax.

17.	Consistent with the criteria of ASC 605 “Revenue Recognition,” we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

18.	The transaction fees and quality assurance services are covered by two separate agreements. However, we believe that the fees and contributions specified in the arrangements should be considered together. According to ASC 605-25-15-3, in our circumstances where our arrangements include multiple deliverables and a guarantee, the guarantee should be accounted for in accordance with the provisions of ASC 460. The remaining consideration not allocated to the guarantee obligation should be accounted for in accordance with the remaining provisions of ASC 605-25-15-3A and the applicable revenue recognition guidance.

Annex I-5

19.	After allocation of the fair value of the guarantee under ASC 460, with the remaining amount of consideration allocated to the revenue deliverables under ASC 605-25-15-3A, we consider the loan facilitation service, i.e. the matching service provided on behalf of the borrower in order to obtain a loan through our platform, and post-facilitation service, i.e., the servicing activities of providing ongoing account management and processing of repayments, as the two deliverables to be considered in a multiple element revenue arrangement. For multiple-element arrangements related to our loan facilitation and post-facilitation services, the non-contingent consideration, i.e., the up-front loan transaction fee, is allocated at the inception of the arrangement to each element based on their relative selling prices for revenue recognition purposes. We allocate non-contingent fees to be received in accordance with the guidance in ASC 605-25-30-2. The consideration is allocated to each element using management’s best estimate of selling price as neither vendor-specific objective evidence nor third-party evidence of the standalone selling price for each deliverable is available. Therefore, use of the best estimate of the selling price is appropriate when applying the relative selling price method. This is estimated based on the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competition on our services, and other market factors. Significant judgment is required in assessing management’s best estimate of selling price. Changes in the estimated selling price may cause the revenue recognized for each element to change. We periodically re-assess the estimated selling prices of the elements.

20.	In addition to these non-contingent fees, the contingent fees for the other deliverables, namely, loan collection fees and fees related to sale of loans on our secondary loan market, are recognized when they are determined to no longer be contingent and the four revenue recognition criteria described above are met.

21.	In summary, each of our deliverables for single loans are recognized as follows:

(1)	loan facilitation service (allocated portion of the loan transaction fee) is recognized immediately upon loan matching, as we have completed our obligation to the borrower at this time;

(2)	post-facilitation service (remaining allocated portion of the loan transaction fee) is recognized over the life of the loan;

(3)	contingent collection fee charged to borrowers is recognized upon successful collection of defaulted loans; and

(4)	contingent service fee charged to investors is recognized upon successful sale of a loan on the secondary loan market.

22.	For investors who participate in investment programs with underlying loans protected by the quality assurance fund, we earn the investment program management fee if there are surplus gains, i.e., if the actual rate of return is greater than the stated expected rate of return. Such fee is deducted from the final payout to the investment program participants and recognized upon maturity of the investment program.

Annex I-6

23.	For investors who participate in the investment programs with a fixed investing period in which they themselves contribute to a separate investment reserve fund, 0.1% of the investment capital is paid to us and such amount is included as part of the overall cash flows associated with the financial guarantee derivative and therefore is not separately recognized as revenue. For investment programs with a flexible investing period, the amount paid to us is 1%/365 of the fair value of the invested assets, which is also included as part of the overall cash flows associated with the financial guarantee derivative. Revenue recognition policies for the two general types of products (single loans and investment programs) are further discussed as follows:

Revenue from Single Loans

24.	We collect the entire amount relating to loan facilitation and post-facilitation services as one combined fee, and such non-contingent fees are only charged upon successful loan matching, and are deducted from the total funds transferred to the borrower. That is, after the investors fund the full principal loan amount, we withhold the applicable fees, and then release the remaining balance to the borrower. These non-contingent fees are allocated to the two deliverables based on their relative estimated selling prices.

25.	As noted above, when estimating the selling prices, we consider the cost related to such services, profit margin, customer demand, effect of competition on our services, and other market factors. The non-contingent fees allocated to loan facilitation are recognized as revenues upon execution of loan agreements between investors and borrowers; the non-contingent fees allocated to post-facilitation services are deferred and amortized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.

26.	In addition to the upfront loan transaction fees, we also receive fees which are contingent on future events, such as loan collection fees and fees related to loan transfer on our secondary loan market. We consider the revenue recognition treatment as follows. As it relates to the collection of delinquent account services, we only earn a collection fee upon successful collection of an overdue payment. In accordance with ASC 605-25-30-5, the amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount). Therefore, as the collection fee is contingent revenue, it cannot be included in the total consideration accounted for at loan inception. Upon successful collection and delivery of this service, the collection fee would be accounted for separately at that time. The collection service fee is recorded within “other revenue” when it is received. In summary, these contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured.

27.	For all periods presented, loan transaction fees are paid upfront for our products. When borrowers participate in the quality assurance protection program, in addition to the transaction fees paid upfront, borrowers pay a monthly contribution to the quality assurance fund, which provides a protection mechanism to investors who subscribe to these loans and in turn benefits the borrowers through a lower interest rate on the loan. Notwithstanding this additional quality assurance fund contribution, the borrower’s overall borrowing cost remains relatively the same. The protection provided by this quality assurance fund is within the scope of ASC 460, Guarantees. According to ASC 605-25-15-3, in our circumstances where our arrangements include multiple deliverables and a guarantee as defined by ASC 460, the guarantee should be recorded at fair value in accordance with the provisions of ASC 460, with the remaining consideration included in the revenue recognition model. See “Quality Assurance Fund Payable and Receivable” for further details. The remaining loan facilitation and post facilitation services should be accounted for in accordance with the remaining provisions of ASC 605-25 and the applicable revenue recognition guidance as discussed above.

Annex I-7

Revenue from Investment Programs

28.	Investors may commit their funds to an investment program based on their desired investment period and rate of return and our investment programs will allocate committed funds from multiple investors among multiple approved borrowers and their underlying loans. For the periods presented, we offered investment programs with either a fixed investing period or a flexible investing period. The loan terms of the underlying loans may not match the term of the investment programs, and therefore may mature prior to or subsequent to the investment program period. In order to achieve the expected rate of return over a fixed investing period, our investment programs will act on the investors’ behalf to match the investors’ funds with underlying loans, according to investors’ prior authorization. If an investing period ends during the loan terms of the underlying loans, we will facilitate the investor’s transfer of any outstanding loans to new investors of the investment program, on the investor’s behalf, to ensure the investor exits and relinquishes his or her creditor’s rights with respect to the underlying loans. We do not guarantee successful loan transfers, so investors in our investment programs also accept the risk that their funds may not be completely repaid at the end of the investing period.

29.	For investment programs that only fund loans that are covered by the quality assurance fund, the loan transaction fees and monthly contribution to the quality assurance fund paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, under this type of investment program, if there is any surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, we recognize it as investment program management fee upon maturity of such program, when the amount becomes fixed and determinable.

30.	Alternatively, other investment programs which do not invest in loans having quality assurance fund protection are covered by a separate investor protection mechanism. Investors subscribing to these investment programs make contributions to the corresponding investor reserve fund. Under this type of investment program, any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve fund, while the 0.1% of the principal amount invested is paid to us. Such investor reserve fund is used to pay investors of this type of investment program if the actual amount of principal and interest collected is insufficient to cover the investment principal plus the expected rate of return upon the program’s maturity. See “Financial Guarantee Derivative” for further details.

Annex I-8

Incentives

31.	To expand our market presence, attract new investors and increase activity level on our platform, we occasionally provide incentives to potential investors at our sole discretion. We provide the following types of incentives:

•	When a loan is successfully matched during the relevant incentive program period, we provide the cash incentive to the investor, either provided upfront as a one-time contribution to the loan investment amount (effectively reducing the amount an investor has to fund in cash for a loan, while still being entitled to repayment of the entire stated principal balance) or on a monthly basis over the term of the loan as additional interest.

•	In certain other circumstances, we may provide cash incentive to a new potential investor upon signing up as a new user on our platform, without a requirement for the potential investor to fund a loan. This is considered a type of marketing expense to attract potential investors to our platform, and is recorded as expense, rather than a reduction of revenue. The amount of cash incentives provided under this type of program has been de minimis to date and we do not anticipate it to become material, and therefore have not disclosed this in the draft registration statement on Form F-1.

We intend to continue such practice of offering incentives from time to time as we see fit.

32.	The cash incentives provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50 with the exception of the de minimis type of incentive recorded as marketing expenses, as described above. Although the incentives are offered directly to investors (and not to borrowers), we offer these incentive programs to promote our market presence and increase the activity level on our platform, and we consider both the borrowers and investors to be our customers for various aspects of our services, as described above. As such, the incentives are directly related to the entire loan transaction and we determine that the revenue from the entire matched loan should be taken into account for purposes of recording the incentive against revenue. The incentive in the form of a one-time cash contribution is recorded as a reduction of revenue upfront, and the incentive in the form of monthly payment of additional interest is recorded as a reduction of revenue on a monthly basis for the life of the loan.

33.	The dollar amount of the incentives we pay to an individual investor is less than the returns he or she would receive otherwise without any incentives, as well as less than the amount of a loan provided by the investor. Once an incentive is offered by us and accepted by an investor, it is a fixed and determinable amount that we are obligated to pay in full, unless a borrower defaults or prepays a loan that includes an incentive that is to be paid over time. As the investor always bears the risk of loss, he or she could potentially suffer losses in the event of a loan default. Therefore, investors have a risk of loss in excess of the cash incentives received. Even if a loan that becomes delinquent is covered by an investor protection mechanism, the investor is only covered by the relevant protection fund to the extent funds are available. However, we will no longer pay these incentives if the loan is sold on the secondary market. As such, these payments we provide are representative of cash incentives and not a form of a guarantee liability.

34.	During the period from January 1, 2015 through September 30, 2016, an individual investor, on average, received incentives of less than RMB100 (US$15). For the year ended December 31, 2015 and nine months ended September 30, 2015 and 2016, the amount of incentive fees paid were RMB2.3 million (US$0.3 million), RMB1.1 million, and RMB29.5 million (US$4.4 million), respectively.

Annex I-9

Quality Assurance Fund Payable and Receivable

35.	Borrowers who participate in the quality assurance program make contributions to the quality assurance fund (in addition to the transaction fee and interest payments specified by the loan terms), as a protection mechanism offered to investors who subscribe to these loans. The quality assurance fund contribution rates are determined by us at loan inception on a loan by loan basis, and range from 8.5% to 26.5% of the loan principal depending on the borrower’s Magic Mirror score, and does not subsequently change over the life of the loan. This is also based on the estimated loss rate of the loans, taking into account the underlying risk profile and historical loss record. The borrowers are grouped based on different Magic Mirror scores and we develop an estimated delinquency rate based on historical loss record of each mirror grade. An ultimate loss rate is estimated for each loan based on this method, with a risk premium added based on different Magic Mirror scores. The contribution to the quality assurance fund is normally paid on a monthly basis as part of the monthly repayment schedule of the loan principal and interest, and is deposited in a dedicated account at a bank. The borrowers participate in this program and pay such amounts in order to (a) make themselves more attractive and enhance the likelihood that an investor will subscribe to a loan, and (b) reduce the interest rate paid on the loan. In general, the original interest rate calculated for a borrower who does not participate in the quality assurance fund is comparable to the combined amount of the calculated interest rate and the quality assurance fund contribution for a borrower with the same Magic Mirror score.

36.	This quality assurance fund is only available to investors who invest in these specific loans. If a borrower is one day delinquent on an installment of principal and interest of a loan, we will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. The repayments will be made in succession according to the age of the delinquency – the earliest delinquent installment is repaid first. If the quality assurance fund becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and the repayment of their outstanding unpaid balances will be deferred to the next time the quality assurance fund is replenished by fees paid by other borrowers (as noted below we have no responsibility or expectation to contribute our own funds into the quality assurance fund), at which time a distribution will again be made to all investors with delinquent loans having quality assurance fund protection according to the foregoing rules. There is no time limit for the repayment so if the quality assurance fund is continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance fund. To date, there have not been any situations in which the fund was fully depleted or underfunded.

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37.	Payments made from the quality assurance fund to investors are capped at the quality assurance fund balance at any point of time. We have no plans to contribute to the quality assurance fund with our own funds, and have disclosed to investors that they bear the risk of any losses they may suffer from the loans they invest in. Further, we are not obligated to repay defaulted principal and interests using our own funds in the event no fund is available in the quality assurance account. Once the defaulted principal and interests are fully repaid using funds withdrawn from the quality assurance account, any future recovered amount of such principal and interests are to be contributed into the quality assurance fund. When a loan has been fully paid off, all applicable cash contributions made into the quality assurance fund by the borrower remain in the fund as restricted cash. In order to help investors make informed investment decisions, we release a monthly statement on our platform disclosing the balance in the quality assurance fund.

38.	These funds are used solely for the purpose of covering investors in the event there is a loss of default. Investors are only able to claim the funds in the quality assurance fund if they have outstanding loans covered by the pool to the extent of their principal and interest losses. Although we do not have the right to use such funds at our own discretion, we do hold the funds in a separate bank account under our name. When we ultimately wind down our consumer finance marketplace business and there are no other investors with outstanding loans protected by the quality assurance fund, we would be entitled to the remaining funds in the restricted cash account, if any. Therefore we have concluded that the cash, even though it is restricted for use for the foreseeable future and cannot be withdrawn by us, should be recorded as restricted cash on our consolidated balance sheets.

Initial Measurement

39.	In order to determine the accounting method used, we consider the criteria of the scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement. Because the contracts specify that the guaranteed party will only be reimbursed for the losses that are incurred because the borrowers failed to pay when payment was due, we determined that the contracts qualified for the scope exception and should not be accounted for as a derivative. We are therefore required to record our obligation associated with the quality assurance fund in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. The quality assurance fund obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each individual investor has a contract with us that specifies the investor’s ability to collect from the quality assurance fund. An individual contract is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as we are released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the quality assurance fund, measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. As each guarantee is a separate unit of account that has a contingent component pursuant to ASC 450, the contingent component pertains only to the loan covered by the guarantee. However, the contingent liability recorded under ASC 450 would take into consideration the performance of the overall pooled loan basis, including the cap imposed on the pool, as such data will show the likelihood of payout on an individual contract basis.

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40.	A quality assurance fund receivable is recognized at loan inception at its fair value on a loan by loan basis. The fair value is estimated based on the contractual amounts of quality assurance fund contribution from the borrowers, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan, and is also contractually obligated to pay the full amount even if he or she prepays the loan. By taking into account the risk of default in the fair value estimate, the receivable we record is representative of what we deem to be collectible.

Subsequent Measurement

41.	Subsequent to initial recognition, the quality assurance funds obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC 460 does not prescribe a method for subsequently measuring and recording the non-contingent guarantee liability. As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. If there is no difference between the ASC 460 component and ASC 450 component, no gain or loss is recorded.

42.	Upon loan inception, we record the guarantee liability associated with the quality assurance fund at fair value. In accordance with the above, as the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance fund” line item. For the year ended December 31, 2015 and nine months ended September 30, 2015 and 2016, the amount of gains recorded were RMB42.4 million (US$6.4 million), RMB16.6 million, and RMB52.3 million (US$7.8 million), respectively.

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43.	On each reporting date, we estimate the future cash flows and assess whether there is any indicator of impairment to any individual underlying loan of the quality assurance fund receivable. If the carrying amounts of the quality assurance fund receivables exceed the expected collections, an impairment loss is recorded for the quality assurance fund receivable which is not recoverable. To date, there has been no impairment recorded on the quality assurance fund receivable.

44.	We regularly review borrowers’ risk profiles, actual loss rate of each product line and Magic Mirror scores and relevant market dynamics to ensure the ultimate loss rate is kept up-to-date.

45.	As of December 31, 2015 and September 30, 2016, the total number of outstanding loans facilitated on our platform and subject to a potential claim against the quality assurance fund was 830,667 and 2,220,046, respectively. The total outstanding balance of these loans which may be subject to potential claims against the quality assurance fund was RMB1.2 billion (US$180.0 million) and RMB2.3 billion (US$344.9 million), respectively.

46.	As of December 31, 2015 and September 30, 2016, the amounts of maximum potential future payment that would be required to be made from the quality assurance fund to cover the aforementioned loans were RMB95.8 million (US$14.4 million) and RMB257.3 million (US$38.6 million), respectively.

Financial Guarantee Derivative

47.	For investors who invest in loans without the quality assurance fund through certain investment programs from which the investors are entitled to an expected return, they participate in a separate investor reserve fund program.

48.	Similar to the quality assurance fund, we maintain a separate dedicated restricted cash account for each type of these investment programs. Such funds are maintained solely for the benefit of the investors who have invested in loans through our investment programs. In general, the investor reserve fund covers program underperformance, i.e., it protects investors from not only loan defaults, but also an investment program performing below its stated expected rate of return, which may be due to either a decline in market interest rates during the program’s term, or an inability to timely match repayments with new loans. Payouts will be made from the corresponding investor reserve fund to make up the gap between the actual return and the stated expected rate of return. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve fund is maintained separately and is used to compensate investors in the event of a program’s underperformance. The investor reserve fund is funded upon a program’s maturity, and is capped at a certain percentage of the total funding of each investment program. If an individual investment program underperforms, we will use the investor reserve fund to make up for the returns, which is paid out upon maturity of the program. An investor who participates in this program is entitled to coverage by the investor reserve fund program for the duration he or she participates in the program.

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49.	In order to determine the accounting for the investor reserve fund, we consider the criteria of the scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement.

50.	However, as the investor reserve fund does not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also to reimburse shortfalls due to underperformance of the investment programs, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, we account for the contracts in connection with the investor reserve fund as derivatives under ASC 815 as they meet the definition of a derivative under ASC 815-10-15-83:

(a)	Pursuant to ASC 815-10-15-88 (h), “the occurrence or nonoccurrence of a specified event (such as a scheduled payment under a contract)” is considered an underlying. Therefore, the performance of the investment meets the definition of an underlying. There is also a notional amount and a payment provision, as the contract specified that a determinable settlement will be made if the underlying behaves in a specified manner, i.e., if there is underperformance.

(b)	The investor reserve fund does not require an initial net investment – it does not require an initial cash outlay. A derivative instrument does not require an initial net investment in a contract that is equal to the notional amount (or the notional amount plus a premium or minus a discount) or that is determined by applying the notional amount to the underlying.

(c)	The investor reserve fund is settled by gross settlement in the form of cash and puts the recipient in a position not substantially different from net settlement.

51.	In accordance with ASC 815 “Derivatives and Hedging,” the contracts in connection with investor reserve funds that are established and maintained for certain of our investment programs meet the definition of a derivative and should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value.

52.	Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivative will be subsequently marked to market at the end of each reporting period with gains and losses recognized as fair value change of financial guarantee derivative. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

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53.	For each period presented, the “fair value change of financial guarantee derivatives” is determined based on the mark to market adjustment. As there are changes to the expected defaults of loans and expected performance of the investment programs, we record these resulting adjustments to the “fair value change of financial guarantee derivatives” line item within the income statement.

54.	In the event there is a change in fair value of the derivative assets/liabilities, we believe that the gain or loss will be recognized as the “fair value change of financial guarantee derivatives” within “other income/ (expense)” on the consolidated statement of comprehensive income/ (loss). Upon the maturity of an investment program, any cumulative gain or loss will be reclassified to the “realized gain or loss from financial guarantee derivatives” line item within “other income/ (expense)”. That is, whenever cash flows occur upon maturity, the fair value changes are reclassified within the income statement and recorded as realized gain or loss.

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Annex II

Borrower Registration Agreement

Notes to registration:

This Agreement is entered into by Shanghai PPDai Financial Information Service Co., Ltd. (“PPDai”) and any borrower on PPDai (the “Borrower” or “you”), whereby PPDai provides information exchange, transaction facilitation, credit appraisal and other intermediary services to the Borrower through the website operated by PPDai (www.ppdai.com and /or its application for clients, “PPDai Website” or “PPDai Platform”). PPDai hereby expressly advises you to read this Agreement carefully and understand fully each provision hereof before accepting this Agreement and registering as the Borrower on PPDai. Once registered with or have used the services of PPDai, you will be deemed to have fully understood and accepted all provisions under this Agreement.

I.	Definitions

1.	“Loan Application” means an irrevocable offer for borrowing including borrowing amount, interest rate, duration, purpose and other information published by the Borrower on PPDai Platform.

2.	“Subscription” means the commitment made by the investor to lend money pursuant to the Loan Application.

3.	“Full Subscription” means that the borrowing amount set forth in the Loan Application is fully subscribed for lending by investors during the specified period of time.

4.	“Amount Payable” means all amounts payable to the investor as well as all fees and expenses payable to PPDai by the Borrower, including without limitation principal, interest, overdue interest, application handling fee, application creation fee, quality assurance fund, installment fee, collection fee, prepayment fee, and any other fee and expense incurred by the investor or PPDai in connection with enforcing the creditor’s rights.

II.	Use of Proceeds

1.	The Borrower warrants that the use of the proceeds from the borrowing is true and clear. The Borrower shall obtain consent from PPDai in writing if there is any change to such use during the term of the borrowing.

2.	The Borrower undertakes and warrants that the proceeds from the borrowing will be legally and reasonably used without any use thereof for:

(1)	Any illegal activity, including without limitation gambling, drug use and trafficking, and prostitution. If any such activity is found, PPDai will report it to the police or any other competent authority, collect the amount of the borrowing and hold the Borrower for criminal and other liability; and

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(2)	Any purpose other than business operation and consumption, including without limitation investment in stocks, funds, futures contract, margin financing, structured products, derivatives and any other financial instruments, real estate and real estate trusts, and purchase of any lottery; and

(3)	Any lending purpose.

III.	Publishing Loan Application

1.	The Borrower may publish the Loan Application at the section designated by PPDai, provided that the borrowing amount and interest rate thereof (excluding the application handling fee, application creation fee, quality assurance fund, installment fee, top-up and cashing fee charged by PPDai) applied by the Borrower shall be more than such amount and interest rate set forth by the PPDai Website and regulations applicable to online financing transactions. The Loan Application shall include the borrowing amount, interest rate, duration and purpose, as well as the Borrower’s annual income, occupation, employment status, bank savings, outstanding amount with any other online financing sources, and any other material information which will or may affect the interest of the investor. PPDai has the right to include in the Loan Application any information in the credit record of the Borrower which could have potential impact on the investor’s judgment and the credit rating of the Borrower.

2.	Any Loan Application shall be published for subscription for no more than 20 business days and within the period permitted by the PPDai Website. Any Loan Application shall end and be automatically closed upon its early Full Subscription.

3.	The Borrower may not amend or cancel the Loan Application at his/her discretion. PPDai shall have the right to, at its own discretion, restrict publication of any Loan Application, or suspend or terminate any published Loan Application by the Borrower.

IV.	Loan Application Match

1.	Any Loan Application published by the Borrower is an irrevocable offer under the law. If the Loan Application published by the Borrower matches the funds to be lent by potential investor, the Borrower shall unconditionally accept the fund lent by the investor and pay the Amount Payable. The Borrower agrees to enter into Loan Agreement in electronic form with the potential investor in the form produced and published by PPDai.

2.	Match of borrowing information:

(1)	PPDai will not guarantee the Loan Application published by the Borrower will have Subscription or Full Subscription. The Borrower will not obtain the borrowing unless and until the Loan Application published by the Borrower is fully subscribed and receives final approval from PPDai.

(2)	The Borrower acknowledges and agrees that in order to protect the privacy of the registered users of PPDai, the name of such user will not appear in the Loan Application, neither the investor or the borrower will know the real name and address of the other party, and only their user names on PPDai Website will be used in the Loan Application.

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V.	Disbursement of Borrowing

1.	The Borrower agrees that the investor will be deemed to have performed its lending obligation when PPDai transfers an amount equal to the borrowing to the account of the Borrower at PPDai or any other account designated by the Borrower.

2.	The Borrower shall ensure that the bank card information provided by him/her is accurate and valid. The Borrower shall be solely liable for any consequence arising from failure or delay in disbursement of the borrowing due to inaccurate or invalid bank card information without any liability on PPDai.

VI.	Repayment

1.	The Borrower undertakes to make due payment to the investor pursuant to the Loan Agreement. The Borrower agrees and authorizes PPDai to transfer any payment amount from the Borrower to the investor after such amount is deposited to the Borrower’s account at PPDai.

2.	If the payment will be made by any third party in accordance with its arrangement with the Borrower, the Borrower shall ensure his/her bank card with the third party designated for such payment has sufficient funds before the payment date. The Borrower shall be solely liable for any consequence arising from failure in payment of the borrowing due to insufficient amount in such bank card without any liability on PPDai.

3.	If any payment of the borrowing becomes overdue, the Borrower shall be liable for overdue interest payable to the investor as well as collection and other applicable fees and expenses payable to PPDai, the details of which are set forth under the Loan Agreement.

VII.	Suspension and Termination of Borrowing

1.	If PPDai finds any information of the Borrower to be false or fraudulent, it has the right to cancel the Loan Application, suspend or terminate the Borrower’s borrowing qualification at any time without notice to the Borrower. Under such circumstance, any ongoing Loan Application of such Borrower will be terminated, and any fund from any investor for subscription under such Loan Application shall be refunded to such investor’s account with PPDai. Such circumstance will not affect any successfully subscribed borrowing, provided that the Borrower of such borrowing shall make due payment pursuant to applicable Loan Agreement.

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2.	The Borrower agrees that PPDai have the right to:

(1)	verify the accuracy of any and all information provided by the Borrower or the investor. PPDai may reasonably determine, at its discretion, whether the Borrower is in compliance with all rules of PPDai. PPDai may raise any enquiry to the Borrower regarding any such information at any time, to which the Borrower shall make prompt response;

(2)	prior to the Full Subscription, PPDai has the right to terminate any Loan Application and cancel all subscriptions made to such Loan Application if PPDai has reasonable doubt that the Loan Application includes inaccurate information (including without limitation any unintentional error, borrower’s income and change of credit rating), is in breach of applicable laws, regulations, or rules of the PPDai Website; and

(3)	PPDai has the right to delay any Loan Application in order to verify the Borrower and the investor involved thereof, and ensure there is nothing unreasonable in connection therewith. PPDai may suspend or terminate the Loan Application at its discretion. If any Loan Application is terminated, it shall be removed from the PPDai Website and any fund paid by any investor in connection with Subscription of such Loan Application shall be refunded to the investor’s account with PPDai.

VIII.	Overdue Payment

1.	The Borrower agrees that if his/her borrowing becomes overdue, PPDai will have the right to disclose any personal information of the Borrower to the applicable investor.

2.	The Borrower agrees that if any of his/her borrowing is overdue for more than 30 calendar days, to the extent permitted by law, PPDai will have the right to add the Borrower to the black list of PPDai Website and share such black list with the National Internet Finance Association of China, other duly formed self-regulatory organizations as well as national and local credit reference systems, and share any personal information of such Borrower submitted by such Borrower or collected by PPDai with any third party for collection of the overdue payment by PPDai and such third party. PPDai will not be liable for any loss incurred by the Borrower due to any act of such third party.

IX.	Rights and Obligations

1.	PPDai has the right to obtain personal information and credit record of the Borrower from any credit agency, assign credit rating to the Borrower based on such information, and publish such credit rating on the platform of PPDai.

2.	PPDai shall have the right to verify the address, income, occupation and any other information of the Borrower in connection with his/her publication of the Loan Application or registration on the PPDai Website. PPDai has the right to enquire and verify information of the Borrower with any third party, including without limitation identity and academic degree of the Borrower. PPDai has the right to collect, store, use, manage and disclose any personal information and records of the Borrower. If there is any change to such information or records, the Borrower shall inform PPDai of such change immediately.

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3.	For the purpose of facilitating transaction between the Borrower and the investor on its platform, PPDai shall have the right to reasonably use any information of the Borrower legally obtained by PPDai, and provide such information for reasonable use by its partner to certain extent.

4.	The Borrower is obligated under this Agreement to:

(1)	provide true, accurate and complete user and financing information;

(2)	provide all information regarding any outstanding borrowing from any online financing sources;

(3)	ensure the transaction is true and legal, and use the funds from the borrowing for purposes agreed upon, and may not be used for lending purposes;

(4)	provide any material information which will or may affect the interest of the investor;

(5)	ensure that he/she has sufficient capacity to repay the borrowing and make such payment pursuant to the Loan Agreement;

(6)	perform any other obligations under the Loan Agreement and other applicable agreements.

X.	Undertakings of the Borrower

1.	The Borrower has provided true, accurate and complete identification and other such information, and has registered its true identity at PPDai website.

2.	The Borrower shall provide cooperation to PPDai and the investor in connection with their investigation and confirmation of applicable financing transaction, and ensure the information provided by the Borrower is true, accurate and complete.

3.	The Borrower agrees that the investor or PPDai may transfer its creditor’s rights by a notice to the Borrower provided under the Loan Agreement, and such notice shall become effective upon its issuance.

4.	The Borrower undertakes not to conduct any of the following acts in connection with his/her Loan Application, any borrowing or use of any services from PPDai:

(1)	make any false, misleading, fraudulent or inaccurate representation in the Loan Application;

(2)	provide false identification, information or material;

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(3)	conceal any information regarding its identity, academic degree, economic condition and payment ability which may affect the judgment of the applicable investor or PPDai;

(4)	give or promise to give, take or promise to take any commission, perks or any other form of payment with the purpose of providing fund to the Borrower;

(5)	make fraudulent borrowing by falsified identification, fabricated financing transaction, or unrealistic return;

(6)	receive repeated financing for the same project by making application with multiple online financing sources, changing name of the financing project, or making insignificant change to the financing project;

(7)	publish information of the same financing project to general public other than through online financing sources;

(8)	any other activity prohibited by laws, regulations and rules regarding online financing; and

(9)	any other act which is reasonably considered improper by PPDai.

5.	The Borrower acknowledges and agrees that PPDai does not warrant that:

(1)	any Loan Application from the Borrower will receive Subscription or Full Subscription from the investor; and

(2)	the Borrower will receive the borrowing at the interest rate or within the period requested by the Borrower.

XI.	Dispute Resolution

1.	Validity, interpretation, amendment, performance of and resolution of any dispute arising from or in connection with this Agreement shall be governed by the laws of the People’s Republic of China.

2.	Any dispute or controversy arising from this Agreement shall be resolved through negotiations and, if the negotiations fail, the Parties agree to submit the dispute or controversy to the People’s Court in Shanghai Pudong New Area, where PPDai resides, for resolution.

XII.	Miscellaneous

1.	This Agreement shall be effective as of the date on which the Borrower agrees by ticking the applicable box to and successfully registers as user of this website. Unless terminated by PPDai or the Borrower’s loss of its user status of this website, this Agreement shall be effective permanently. Termination of this Agreement will not relieve the Borrower from any duty or liability under this Agreement or any other applicable agreements or rules.

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2.	PPDai shall have the right to make any amendment to this Agreement, the Services Agreement, the Loan Agreement, the Investor Registration Agreement, and any other rules of PPDai. Such amended agreement or rule shall become automatically effective once it is published by PPDai.

3.	The Borrower may not transfer any of its rights hereunder to any third party without prior written consent of PPDai; otherwise, such transfer shall be invalid.

4.	You may forward any question, comment or recommendation to kefu@ppadi.com, to which PPDai will contact you promptly.

Enclosure:    Form Loan Agreement

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Annex III

Investor Registration Agreement

Notes to registration:

This Agreement is entered into by Shanghai PPDai Financial Information Service Co., Ltd. (“PPDai”) and any investor on PPDai, whereby PPDai provides information exchange, transaction facilitation, credit appraisal and other intermediary services to the investor through the website operated by PPDai (www.ppdai.com and /or its application for clients, “PPDai Website” or “PPDai Platform”).

Any investor is required to read the following terms carefully before registration as an investor on PPDai Website and undertake to comply with current laws, regulations, rules and other government requirements in China. Successful registration as an investor on PPDai in accordance with its registration procedures means that the investor warrants that he/she has sufficient risk awareness and risk identification abilities as well as experience in investment of unguaranteed financial products, accepts the services of PPDai and agrees to be bound by the following terms. The investor shall be solely liable for any legal consequence and investment risk arising from breach of any of the following terms.

I.	Definitions

1.	“Loan Application” means an irrevocable offer for borrowing including borrowing amount, interest rate and duration and other information published by the borrower on PPDai Platform.

2.	“Subscription” means the commitment made by the investor to lend money pursuant to the Loan Application.

3.	“Full Subscription” means that the borrowing amount set forth in the Loan Application is fully subscribed for lending by investors during the specified period of time.

4.	“Amount Payable” means all amounts payable by the borrower to the investor as well as all fees and expenses payable to PPDai by the borrower, including without limitation principal, interest, overdue interest, application handling fee, application creation fee, quality assurance fund, installment fee, collection fee, prepayment fee, and any fee and expense incurred by the investor or PPDai in connection with enforcing the creditor’s rights.

II.	Registration and Funding

1.	The investor voluntarily becomes an investor on PPDai Platform and lends funds to potential borrowers on PPDai Platform. Upon his/her successful registration, the investor shall be deemed to have agreed to be bound by this Agreement, the PPDai Services Agreement, and any other rules and regulations of PPDai.

2.	The investor may transfer funds to his/her account at PPDai Platform (the “PPDai Account”) in a manner permitted by PPDai Website and use such funds to make lending pursuant to the Loan Application published on PPDai Platform. Transfer of funds to his/her PPDai Account by the investor is made all by him/herself at his/her sole discretion.

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III.	Subscription

1.	The investor will make Subscription to the Loan Application published by the borrower on PPDai Website. The Subscription may be made by the investor at his/her own discretion or automatically by automatic investing tool or plan provided on PPDai Platform (“Automatic Investing”) based on the conditions determined by the investor taken into consideration of his/her risk preference and investment habit.

2.	The investor warrants that his/her Subscription, regardless of whether or not it is an Automatic Investing, shall be deemed his/her commitment to provide lending to the borrower who publishes the Loan Application. The investor may not cancel his/her Subscription or reduce the Subscription amount once the Subscription is made.

3.	After the investor makes the Subscription and until Full Subscription, PPDai will have the right to freeze and the investor may not withdraw the funds for Subscription. PPDai makes no assurance that the Subscription from the investor will always match any Loan Application. If the Subscription from the investor fails, PPDai will defreeze the funds for Subscription.

4.	Any single Loan Application may have Subscription from multiple investors, and any single investor is only one of the creditors of the borrower.

IV.	Borrowing Match

1.	Upon Full Subscription of the Loan Application published by the borrower within its valid period and approval of PPDai, the Subscription will be deemed successful.

2.	Subscription by the investor shall be deemed an irrevocable undertaking under the law. The investor will unconditionally undertake to provide funds of Subscription once it matches the Loan Application published by the borrower.

3.	Upon successful Subscription, the investor, the borrower and PPDai will enter into a Loan Agreement (the “Loan Agreement”), the form of which will be in electronic form produced and published by PPDai. Execution of this Agreement by the investor means that the investor has read carefully and agreed to execute the Loan Agreement and has no objection to any provision thereof.

4.	Upon establishment of the Loan Agreement, PPDai will transfer at a lump-sum the funds of Subscription to the account of the borrower at PPDai or any other account designated by the borrower.

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V.	Payment of Borrowing

1.	PPDai will transfer an amount equal to payment of the borrowing at a prescribed percentage from the account of the borrower to the account of the investor with PPDai on each payment date.

2.	If the Amount Payable from the borrower is insufficient, the investor agrees that PPDai will pay the Amount Payable to the account of each investor at PPDai in proportion to their respective loan amount in the total loan amount.

VI.	Overdue Payment

1.	If payment from any borrower is overdue and the applicable Amount Payable is paid by PPDai from the quality assurance fund collected from the borrower and maintained by PPDai pursuant to the Quality Assurance Service Agreement, the investor agrees and acknowledges that such indemnifying payment from the quality assurance fund shall not render PPDai responsible for any loss, warranty or any other liability arising thereof suffered by the Investor or providing any guarantee or assuming any liabilities.

2.	If payment from the borrower is overdue, the investor authorizes PPDai to enforce his/her creditor’s rights by way of, including without limitation, collection by specialized collector, and transfer of creditor’s rights to any third party. PPDai may decide at its discretion any matter in connection with such enforcement, such as engagement of collector, and deciding its reasonable fee and reasonable price for transfer of creditor’s rights.

3.	The investor agrees that any and all amount collected as a result of enforcement of the creditor’s rights shall be paid to an account designated by PPDai and, after deduction of any applicable fees and expenses incurred in enforcement of the creditor’s rights (including any collection, travel and notary fees from any third party), paid to the investor by PPDai. If the amount collected as a result of enforcement of the creditor’s rights is insufficient to pay all principal, interest and overdue interest of all applicable investors, the investor agrees to be paid in proportion to their respective loan amount to the total loan amount after deduction of any applicable fees and expenses incurred in enforcement of the creditor’s rights.

VII.	Rights and Obligations

1.	The investor shall have the right to make Automatic Investing to Loan Application or set down the rules of Automatic Investing at his/her own discretion, and voluntarily be subject to any risk and consequence arising from overdue payment or any other breaching act by the borrower.

2.	PPDai shall have the right to provide funds transfer and deduction services to the investor by itself or any third party engaged by PPDai within or outside its website, including without limitation transfer and payment of any funds, fees and expenses, and payments. The investor agrees to such funds transfer and deduction services and is voluntarily subject to any risk and consequence arising thereof.

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3.	Information provided by the investor to PPDai, including his/her age, identity, financial conditions, investment experience, risk preference and tolerance, shall be true, accurate and complete.

4.	PPDai reserves the right to verify accuracy of the information provided by the investor. PPDai shall have the right to decide at its discretion whether to provide services to the investor or cancel registration of the investor.

5.	Prior to Full Subscription of the Loan Application, if PPDai has reasonable doubt that the Loan Application contains any inaccurate information (including without limitation any inadvertent omission, change of the borrower’s income or credit rating), or is in breach of any laws or regulations, or any rules of PPDai Website, PPDai shall have the right to terminate the Loan Application and cancel any Subscription thereto without any explanation. If the Loan Application is terminated, the funds of the Subscription to such Loan Application will be returned to the investor’s account at PPDai.

6.	The investor acknowledges and agrees that, in order to protect the privacy of the registered users of PPDai, the name of such users will not appear in the Loan Application, neither the investor or the borrower will know the real name and address of the other party, and only their user names on PPDai Website will be used in the Loan Application.

7.	If the investor transfers its creditor’s rights, the investor will authorize PPDai to notify the borrower of such transfer by way of notice provided under the Loan Agreement.

8.	The investor warrants that the funds for his/her lending are legally sourced and owned by himself/herself.

VIII.	Representations and Warranties

The investor undertakes to comply with applicable Chinese laws, regulations, all self-regulatory rules regarding online application, all agreements, rules and procedures relating to services provided by PPDai; if there is any non-compliance by the investor, the investor shall be solely liable for any consequence arising thereof, and PPDai shall have the right to end or terminate its services to the investor. Such non-compliance includes:

1.	claiming to be a representative, agent or employee of PPDai to anyone;

2.	harassing any user, employee, partner, family member or agent of PPDai;

3.	use services provided by PPDai with a fraudulent identity;

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4.	impose or attempt to impose any charge on, collect bonus, additional interest or any other goods of value from any borrower of PPDai;

5.	conspire with the borrower to make false borrowing and lending transaction;

6.	involving in any money laundry, illegal cashing or pyramid scheme;

7.	use PPDai to upload, display or disseminate any slanderous, abusive, intimidating, vulgar, or any other illegal information; or

8.	any other conduct which is reasonably considered as improper by PPDai.

IX.	Risk Disclaimers

The investor is advised to fully understand the risks involved in conducting transaction through PPDai and on PPDai Website. The investor is expected to make objective and reasonable appraisal of his/her funds, period of transaction, expected return, risk tolerance and risk aversion before making decision on whether to conduct the transaction or not. Entry into any transaction on PPDai Website by the investor means that the investor is reasonably expected and has the ability to bear any risk involved in transaction on PPDai Website as well as any loss of principal or interest from such transaction. PPDai Website will not be, and has no obligation to be, liable for any loss of the investor due to:

1.	macro-economic risks resulting from market fluctuation arising from change in macro-economic conditions;

2.	policy risks in which the applicable transaction may be restricted or prohibited as result of change of applicable laws, regulations, policies and rules;

3.	default risks result from counterparty’s failure to make due payment;

4.	liquidity risks resulting from failure to cash out the investment in time or potential overly concentrated withdrawal by investors; and

5.	risks due to force majeure and any other factor.

X.	Dispute Resolution

1.	Any dispute or controversy arising from this Agreement shall be resolved through negotiations and, if the negotiations fail, the Parties agree to submit the dispute or controversy to the People’s Court in Shanghai Pudong New Area, where PPDai resides, for resolution.

2.	If any provision under this Agreement is wholly or partially held invalid or unenforceable for any reason whatsoever, the remainder of this Agreement shall continue to have full force and binding effect.

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XI.	Miscellaneous

1.	This Agreement shall be effective as of the date on which the investor agrees by ticking the applicable box to and successfully registers as user of this website. Unless terminated by PPDai or the investor’s loss of its user status of this website, this Agreement shall be effective permanently. Termination of this Agreement will not relieve the investor from any duty or liability under this Agreement or any other applicable agreement or rules.

2.	PPDai shall have the right to make any amendment to this Agreement, the Services Agreement, the Loan Agreement, the Borrower Registration Agreement, and any other rules of PPDai. Such amended agreement or rule shall become automatically effective once it is published by PPDai.

3.	You may forward any question, comment or recommendation to kefu@ppadi.com, for which PPDai will contact you promptly.

Enclosure:    Form Loan Agreement

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Annex IV

Loan Agreement

Loan Agreement No.

Investor: verified user on PPDai Website

Borrower:

Broker: Shanghai PPDai Financial Information Service Co., Ltd.

Date:

Notes:

1.	The Broker is a duly incorporated and validly existing limited liability company , which has the right to operate www.ppdai.com and/or the relevant APPs (“PPDai Website” or “PPDai Platform”), and provides intermediary services including but without limitation, information exchange, transaction facilitation and credit appraisal services.

2.	The Investor places his/her legal funds through the PPDai Platform for lending on free will while the Borrower seeks to borrow funds through the PPDai Platform. Both parties accept the intermediate service from the Broker and reach a consensus of borrowing.

3.	The Agreement is in electronic form. Both the Investor and the Borrower shall carefully read, acknowledge and agree on the clauses herein before proceeding with lending through PPDai Website. A template of the Agreement has been published by the Broker on the PPDai Website.

I.	Definitions

1.	Service Fee means the fees collected from the Borrower and/or the Investor for the intermediary services (including but without limitation, information exchange, transaction facilitation and credit appraisal) offered by the Broker.

2.	Amount Payable means all amounts payable to the investor as well as all fees and expenses payable to PPDai by the Borrower, including without limitation principal, interest, overdue interest, application handling fee, application creation fee, quality assurance fund, installment fee, collection fee, prepayment fee, and any other fee and expense incurred by the Investor or PPDai in connection with enforcing the creditor’s rights.

3.	Collection Fee: fees incurred by the Broker for collecting and recovering overdue amounts in case of overdue payment by the Borrower.

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II.	General terms of the loan

Investor (User name)	Loan amount	Loan term	Annual interest rate (simple interest)	Loan commencement date	Maturity date	Monthly payment date	Monthly payment amount (principal and interest)

Total

III.	Loan disbursement and repayment

1.	After the Investor and the Borrower are matched for funding on the PPDai Platform and approved by the Broker, the Agreement is established; after the approval, the Broker transfers the funds to be loaned from the Investor’s account to the Borrower’s account on the Broker’s platform (“PPDai Account”) or a receiving account designated by the Borrower. After the Broker completes the above operations, the Agreement comes into effect.

2.	The Borrower undertakes to pay to the Investor the full amount at the time and amount provided under Section II of this Agreement. The final installment of payment shall include all outstanding Amounts Payable.

3.	The Investor agrees that the Broker disburses the funds of the loan and collect the Amounts Payable from the Borrower on behalf of the Investor, and agrees that the Broker receives, pays, transfers and deducts the funds of the loan and applicable fees in accordance with the Agreement and the rules of the PPDai Website. The Borrower agrees that the Broker transfer the Amounts Payable to the Investor’s account at a percentage equal to the proportion of the Investor’s investment amount to the total loan amount or, if applicable, transfer the Quality Assurance Fund pursuant to the Quality Assurance Service Agreement, to complete partial or full repayment under the Agreement.

4.	If any installment of repayment fails to cover all of the payable principal, interest, overdue interest and other Amounts Payable, the Investor agrees to be repaid at a percentage equal to the proportion of its loan amount to the total loan amount.

5.	Distribution of Amounts Payable: Amounts Payable from the Borrower shall be distributed in the following sequence:

(1)	expenses from a third party other than the Broker incurred in collection (if any);

(2)	loan principal;

(3)	loan interest;

(4)	overdue interest;

(5)	Collection Fee;

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(6)	application handling fee, application creation fee, quality assurance fund, and installment fee; and

(7)	all other expenses incurred under the Agreement.

IV.	Early payment

1.	Unless otherwise expressly provided, the Borrower has the right to early repay in one lump sum all outstanding amount of the loan and interest accrued thereupon. The interest of the amount early repaid shall be calculated based on the interest rate provided under this Agreement and the number of actual borrowing days. The installment fee and any outstanding quality assurance fund shall also be paid in one lump sum as part of the early repayment.

2.	If the Borrower elects to partially early repay the loan, it shall continue to pay the outstanding principal and interest accrued thereupon in accordance with the monthly payment schedule provided under this Agreement.

V.	Overdue repayment

1.	Both the Borrower and the Investor agree that the Investor entrusts the Broker to provide repayment reminders and collect the overdue amount in case of overdue payment. The means of payment reminder and collection include but are not limited to contacting the Borrower and/or a contact person of the Borrower via SMS, email or telephone, in-person visit and outsourcing to a third party.

2.	If the Borrower’s repayment is overdue, the Borrower shall pay the Collection Fee to the Broker and the third party entrusted by the Broker in addition to repayment of overdue interest to the Investor calculated at an annualized interest rate of 24% if the loan has a maturity more than six months, or 22.4% if the loan has a maturity equal to or less than six months.

3.	After the repayment is overdue, the Broker is entitled to disclose the personal information of the Borrower provided by the Borrower and obtained by the Broker under this Agreement or through any other legal source to the Investor and, to the extent permitted by law, include the Borrower to the blacklist of the PPDai Website as well as national and local personal credit reference systems. The Broker is also entitled to share with third parties personal information of the Borrower provided by the Borrower and obtained by the Broker under this Agreement or through any other legal source, so that the Investor, the Broker and the third parties can collect the overdue amount and such personal information can be used for the approval of other applications made by the Borrower. All legal liabilities shall be borne by the Borrower and the Broker shall not be held liable.

4.	The Parties agree that if the any Amount Payable by the Borrower is paid by the Broker from the quality assurance fund collected from the borrower and maintained by PPDai pursuant to the Quality Assurance Service Agreement, the investor agrees and acknowledges that such payments from the quality assurance fund shall not render PPDai responsible for any loss, warranty or any other liability arising thereof suffered by the Investor or providing any guarantee or assuming any liabilities..

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5.	If payment from the Borrower is overdue, the Investor authorizes PPDai to enforce his/her creditor’s rights by way of, including without limitation, collection by specialized collector, and transfer of creditor’s rights to any third party. PPDai may decide at its discretion any matter in connection with such enforcement, such as engagement of collector, and deciding its reasonable fee and reasonable price for transfer of creditor’s rights.

6.	The Investor agrees that any and all amount collected as a result of enforcement of the creditor’s rights shall be paid to an account designated by PPDai and, after deduction of any applicable fees and expenses incurred in enforcement of the creditor’s rights (including any collection, travel and notary fees from any third party), paid to the investor by PPDai. If the amount collected as a result of enforcement of the creditor’s rights is insufficient to pay all principal, interest and overdue interest of all applicable investors, the Investor agrees to be paid in proportion to their respective loan amount to the total loan amount after deduction of any applicable fees and expenses incurred in enforcement of the creditor’s rights.

7.	If the repayment is overdue for more than 90 days or the Investor/Broker finds that the Borrower avoids or rejects communication or refuses to acknowledge the debt, transfers funds purposely or the Borrower’s creditworthiness deteriorates, and other situations that are prejudicial to repayment of the loan under the Agreement, the Investor shall have the right to, or authorize the Broker to, request early repayment of the entire loan at a lump sum by the borrower.

VI.	Special provisions regarding overdue repayment

1.	For the purpose of protecting the Investor’s interests and assisting the Broker to enforce creditor’s rights, if the repayment is overdue for more than 90 calendar days or the Borrower has had any malicious conduct such as avoiding or rejecting communication or refusing to acknowledge the debt after the repayment becomes overdue, the Investors as a whole agree that the right to enforce the creditor’s rights under this Agreement shall be transferred to the Broker without consideration to pursue such rights against the applicable Borrower. The Investor agrees that any fund received as a result of such enforcement shall be paid in full to the account designated by the Broker, and then paid by the Broker to the Investor after deducting the expenses (including the collection expense of a third party, travel expenses and notarization charge) paid for such recovery. If the fund recovered from such enforcement is insufficient to cover the principal, interest, overdue interest and other costs after deduction of the expenses incurred by the recovery, the Investor agrees that the principal, interest and overdue interest shall be repaid at a percentage equal to the proportion of its loan amount to the total loan amount.

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2.	The Investor agrees that the Broker has the right to transfer the right to enforce the creditor’s rights acquired without consideration mentioned in the preceding paragraph to a third party at a price determined by the Broker based on actual circumstances of the Borrower and the Broker’s professional judgment, for the purpose of providing maximum protection for the Investor’s interest. The funds obtained after the transfer shall be paid to the Investor by the Broker after deducting expenses related to the transfer above. If the funds recovered from such transfer are insufficient to cover the principal, interest, overdue interest agreed under this Agreement after deducting expenses in connection with such transfer, the Investor agrees that the principal, interest and overdue interest shall be repaid at a percentage equal to the proportion of its loan amount to the total loan amount.

3.	The Investor agrees that if the Broker claims the creditor’s right by lawsuit and fails to recover the loss after completion of the proceedings of such lawsuit, the right to claim any outstanding principal, interest and overdue interest shall be automatically transferred to the Investor without consideration to pursue such right against the Borrower by the Investor.

4.	The Quality Assurance Service Agreement shall apply if the quality assurance services provided thereunder are applicable to the loan hereunder.

VII.	Transfer of creditor’s right

1.	The Investor is entitled to transfer partial or full creditor’s right against the Borrower under the Agreement without limitation on the number of such transfer.

2.	Notice: the Investor authorizes the Broker to notify the Borrower of the transfer of creditor’s right in any of the following ways:

(1)	send an email to the email address provided by the Borrower; send a text message to the mobile phone number provided by the Borrower; send a message to the Borrower on the website. The Borrower agrees that the transfer of creditor’s right shall become effective upon of the Broker’s sending of such notice.

(2)	regarding the transfer of creditor’s right relating to loans under any investment projects or plans relating to bidding or information services, the Broker shall update on real-time basis the detailed information of the Investor who invests in such loan. The Borrower confirms that the Broker’s real-time update of such information shall be regarded as notice to the Borrower of the transfer of creditor’s right, and the transfer shall become effective after the Investor’s information is updated.

(3)	any other way of notice made pursuant to the rules or announcements of PPDai Website.

3.	After the creditor’s right is transferred by the Investor, the Borrower shall pay the Amounts Payable by installment to the transferee in accordance with the Agreement; the transferee accepts the rights and obligations of the Investor under the Agreement and is subject to the Agreement and the rules of the PPDai Platform.

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VIII.	Rights and obligations of all parties

1.	Investor’s rights and obligations

(1)	The Investor is entitled to interest income from the loan and shall pay any tax payable arising from the interest income.

(2)	In the event of default by the Borrower, the Broker may provide the Investor with the Borrower’s information acquired by the Broker.

(3)	The Investor warrants that he/she understands the credit risk of the financing transaction, acknowledges his/her ability in identifying and tolerating related risks, and will be solely liable for any principal or interest loss from such financing transaction.

2.	Borrower’s rights and obligations

(1)	The Borrower shall ensure that he/she is able to repay the loan by himself/herself and make due repayment of the principal, interest and overdue interest to the Investor, as well as related fees and expenses to the Broker and any other expenses incurred in connection with any overdue or early repayment.

(2)	For the purpose of performing the obligations under the Agreement, the Borrower agrees that the Broker may use the data collected by the Broker or provided by the Borrower for the following purposes, including but not limited to:

(a)	credit rating or information verification of the Borrower by the Broker or a third party appointed by the Broker;

(b)	disclosure to the Broker’s partner institutions;

(c)	in case of overdue payment, the Borrower’s personal information and the default information shall be added to the blacklist of the PPDai Website and disclosed to third parties; and

(d)	dispute resolution.

(3)	The Borrower shall not transfer any right or obligation under the Agreement to any third party.

(4)	The Borrower acknowledges and agrees that, in case of overdue repayment, the Broker is entitled to contact the Borrower’s contact person by telephone, text message or any other means and inform the contact person of the Borrower’s overdue repayment.

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(5)	In connection with his/her application for loan, the Borrower shall make true report to the Investor and the Broker regarding any outstanding amount with any other online financing sources payable by him/her, and any other material information which will or may affect the interest of the Investor.

(6)	The Borrower may not:

(a)	make any fraudulent borrowing by falsified identity, fabricated financing transaction, or unrealistic return;

(b)	receive repeated financing for the same project by making application with multiple online financing sources, changing name of the financing project, or making insignificant change to the financing project;

(c)	publish information of the same financing project to general public other than through online financing sources; or

(d)	conduct any other activity prohibited by laws, regulations and rules regarding online financing.

3.	Broker’s rights and obligations

(1)	The Broker is entitled to evaluate the Borrower’s creditworthiness and determine whether to approve the loan application based on the evaluation of the Borrower’s personal information.

(2)	The Broker is entitled to evaluate with due diligence on Investor’s age, identity, financial conditions, investment experience, risk appetite and risk tolerance, exercise management of Investors, categorize the Investors into different risk levels, manage the Investors based on the risk assessment results, and assign dynamic loan amount and category limit.

(3)	After the application is approved, the Broker shall transfer the loan amount, net of any fees and expenses payable to the Broker, to the Borrower’s PPDai Account or any other account designated by the Borrower, and pay the Amounts Payable for then current period to the applicable Investor’s PPDai Account.

(4)	The Broker is neither a party nor a guarantor in the borrower-investor relationship.

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IX.	Expenses

1.	By providing the services agreed under the Agreement, the Broker is entitled to receive the following fees from the Borrower, including but not limited to: application handling fee, application creation fee, quality assurance fund, installment fee, early repayment administration fee and collection fee. The rates of the fees and expenses are as follows:

(1)	application handling fee: RMB per month/RMB collected at a lump sum; application creation one-off fee : RMB collected at a lump sum (if any);

(2)	quality assurance fund: RMB per month/RMB collected at a lump sum;

(3)	installment fee: RMB per month/RMB collected at a lump sum;

(4)	early repayment administration fee: % of early repaid principal;

(5)	collection fee: six thousandths of the overdue principal for each day and the minimum is RMB .

(6)	others: .

2.	The above fees and expenses will be deducted directly from the Borrower’s PPDai account or any other account by the Broker.

X.	Breach liability

1.	If the Agreement is early terminated and the Borrower has any balance in the PPDai Account, the Broker is entitled to use the Borrower’s balance for settlement and require the Borrower to pay the expenses incurred therefor.

2.	Each of the loans between the Borrower and the Investors is independent from each other under this Agreement. If the Borrower defaults, any of the Investors shall have the right to independently claim creditor’s right or initiate a lawsuit against the Borrower.

XI.	Representations and warranties

1.	The Investor and the Borrower warrant that they are citizens of the People’s Republic of China with full civil capacity and all information and materials provided to the Broker are legal, true and valid without any falseness, omission or concealment.

2.	From the date of the Agreement until full repayment of Amounts Payable, the Investor or the Borrower shall provide updated information to the Broker within three days of any change to its information regarding, including but without limitation, himself/herself, family contact person and the emergency contact person, the employer, residential address, residence telephone, mobile number, email address, and bank account information. Any loss or additional expenses incurred as a result of a party’s failure to provide such information timely shall be borne by such party.

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3.	The Investor warrants that the source of the funds is lawful and the Investor is the legal owner of the funds. Any dispute arising from any third party regarding the ownership or the legality of the funds shall be resolved by the Investor. If any loss is incurred by the Borrower or the Broker due to illegal source of the fund, all liabilities should be borne by the Investor. Prior to resolution of the dispute, the Broker is entitled to, based on reasonable judgment, not to make any payment to the Investor and the Borrower of any fund held by the Broker on behalf of the Investor or the Borrower based on valid legal document issued by administrative or judicial authority or arbitration agency or prevailing evidence.

4.	The Borrower may not use any fund from the loan in any illegal activity (including without limitation, gambling, drug abuse and trafficking, and prostitution) and, if it fails to do so, the Investor and/or PPDai Website shall report such activity to the public security authority and hold the Borrower liable for criminal liability.

5.	The Borrower may not use any fund from the loan for any purpose other than business operation or private consumption (including without limitation, investment in stocks, margin financing, futures contract, structured products, derivatives and any other high-risk instruments), nor for any lending purpose.

XII.	Governing laws and jurisdiction

1.	The Agreement is executed in Pudong New District, Shanghai.

2.	Any dispute arising from the execution, performance, termination and interpretation of the Agreement shall be resolved by negotiation between the parties. In case of a failure to resolve such dispute by negotiation, any party may submit such dispute to the people’s court with jurisdiction at the place where the Agreement is executed.

XIII.	Miscellaneous

1.	The Agreement or any supplementary agreement hereto is in electronic form on the PPDai Website in one or more than one copies, each with the same effect and is saved in the Broker’s designated server for the purpose of inspection and documentation. Each of the parties acknowledges the effect of the electronic copy hereof. The parties agree that any dispute arising from this Agreement shall be resolved based on the version of this Agreement filed with the Broker and the interpretation by the Broker.

2.	The Agreement shall automatically terminate when all Amounts Payable under the Agreement are fully paid by the Borrower.

3.	In the event that any provision contained herein is in breach of any applicable law, such provision shall be deemed invalid, provided that such invalid provision will not affect the validity of any other provisions in the Agreement.

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Annex V

Quality Assurance Service Agreement

Party A (Investor):

ID Type:

ID Number:

Party B: Shanghai PPDai Financial Information Service Co., Ltd.

Residence: Room 8102, Building 6, 498 Guoshoujing Road, China (Shanghai) Pilot Free Trade Zone, the PRC

Legal Representative: Gu Shaofeng

Pursuant to the Contract Law of the People’s Republic of China and relevant laws and regulations and after negotiations, Party A and Party B agree as follows in connection with Party B’s provision of quality assurance service for the loans marked with “Indemnity” (hereinafter referred to as “Indemnity Loans”) and execute this Agreement to be bound hereby.

I.	Quality Assurance service

1.	Quality Assurance Service means that, to the extent permitted by applicable laws, Party B will make commercially reasonable efforts to provide the Investor with quality assurance service for risk evaluation tools of Magic Mirror Model and ensure smooth implementation and completion of the debtor-creditor relationship between the Investor and the Borrower. For this purpose, Party B (or Shanghai Paifenle Network Technology Co. Ltd., a subsidiary of Party B, individually or collectively with Party B, “PPDai”) shall collect and maintain certain percentage of the fund received by the borrower on PPDai platform (the “Borrower”) from the Investor on PPDai platform in accordance with the loan agreement made by and among the Borrower, the Investor and PPDai (as the broker) (the “Loan Agreement”) as quality assurance fund (the “Quality Assurance Fund”) to provide limited cash assurance to the Investor upon the Investor’s failure to receive principal or interest of the applicable loan. The percentage of the Quality Assurance Fund will be reasonably determined and adjusted from time to time by PPDai based on the loan product, the Borrower’s credit rating and the number of loans borrowed by the Borrower in consistency with potential risk of the loan.

2.	Quality Assurance Fund Account means a bank account established and managed by PPDai solely under its name in the common interests of the Investors, into which the Quality Assurance Fund received by PPDai will be deposited. PPDai warrants that any amount in the Quality Assurance Fund Account shall be solely used to cover limited potential loss of the Investor from the Investor’s investment in the Indemnity Loans. The Quality Assurance Fund shall be separate and independent from any fund of PPDai, and may not be used for any profitable purpose by PPDai under any circumstance. PPDai may not use the Quality Assurance Fund for any other purpose as long as it maintains the quality assurance program on PPDai platform. Party B shall be entitled to the surplus, if any, in the Quality Assurance Fund Account after maturity of all loans under quality assurance program on PPDai platform and due payment of all principals and interests thereof to the relevant investors.

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II.	Rules for Quality Assurance Service

1.	Applicability:

(1)	Indemnity upon default rule. Subject to the following items (2), (3) and (4), if the Borrower of any Indemnity Loan fails to repay any installment of such Indemnity Loan for one calendar day, the Investor of such Indemnity Loan will be indemnified for the principal and interest due and payable from the Borrower within 30 calendar days from the date such Indemnify Loan became overdue (such indemnity hereinafter referred to as “Quality Assurance Indemnity”; such principal and interest, the “Principal and Interest”).

(2)	Indemnity by sequence rule. Indemnity from the Quality Assurance Fund to the Investor shall be made based on the chronological sequence of default of the Indemnity Loan. Loans defaulting earlier will be paid by the Quality Assurance Fund earlier than those defaulting later.

(3)	Indemnity by proportion of creditor’s rights. If there is more than one Investor for one Indemnity Loan, each of such Investors will be indemnified by the Quality Assurance Indemnity in proportion to their respective loan amount to the total loan amount. If the Quality Assurance Fund as of a certain date is insufficient to cover total indemnities for all Indemnity Loans that are entitled to such indemnity, the indemnity for all such Indemnity Loans shall be limited to the amount of the Quality Assurance Fund as of such date, which amount will be allocated to each applicable Investor in proportion to its loan amount to the total loan amount. Any amount that is not indemnified for such Investor will be automatically carried over to the next term and the Quality Assurance Fund Account in the next term will continue to make payments in line with rules above.

(4)	Limited indemnity rule. The Quality Assurance Indemnity to the Investors of Indemnity Loans from the Quality Assurance Fund shall be limited to the total amount in the Quality Assurance Fund Account. If there is no fund in the Quality Assurance Fund Account, the Quality Assurance Indemnity to the Investor of Indemnity Loan will be suspended automatically until there is fund in the Quality Assurance Fund Account. Under such rule, PPDai shall not make Quality Assurance Indemnity from any fund other than the Quality Assurance Fund, nor shall it warrant that all Principal and Interest of any Indemnity Loan will be fully indemnified, and any losses as a result of insufficient indemnity shall be borne by the Investor.

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2.	Payment method: PPDai will make payment regarding the Quality Assurance Indemnity from the Quality Assurance Fund Account to the Investor’s account with PPDai.

3.	Any one of the following circumstances shall not fall within the scope of quality assurance:

(1)	The Investor transfers the creditor’s rights under this Agreement without prior written consent of PPDai;

(2)	The Investor and Borrower, without prior written consent of PPDai, change the Loan Agreement or reach a settlement or compromise regarding such agreement; and

(3)	The Investor and Borrower otherwise infringe upon the interests of PPDai.

III.	Remedies

1.	If, in PPDai’s reasonable judgment, there is or will be any event of default by the Borrower, the Investor authorizes PPDai to take any one or more of the following remedies:

(1)	Immediately suspend or cancel all or part of the loans invested by the Investor;

(2)	Announce to the Borrower on behalf of the Investor that all outstanding loans have become mature, and the Borrower is required to repay all payables immediately.

(3)	Terminate the Loan Agreement between the Investor and Borrower; and

(4)	Perform any other remedies provided under the laws, regulations and this Agreement.

IV.	Recovery of Claims

1.	After payment by the Borrower becomes overdue and until PPDai makes Quality Assurance Indemnity to the Investor for its loss, the Investor authorizes PPDai to collect the loan from the Borrower on behalf of the Investor, and the principals and interests and overdue interests recovered therefrom will be repaid to the Investor. If the amount so recovered is insufficient to repay the principals and interests of the loan, the Investor hereby agrees to be repaid in accordance with the sequence specified in the Loan Agreement.

2.	The Investor agrees that after PPDai makes Quality Assurance Indemnity to the Investor, any amount recovered by PPDai on behalf of the Investor shall first be used to cover any Quality Assurance Indemnity paid, followed by payments of any overdue interest payable to the Investor which is incurred prior to Quality Assurance Indemnity. If there is any remaining amount, the Investor authorizes PPDai to retain such remaining amount for reimbursement of any expenditure incurred by PPDai in connection with collecting the loan (including any litigation/arbitration costs, legal or service fees, travel expenses and labor costs incurred by engagement of any loan collection service providers).

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3.	The Investor voluntarily authorizes PPDai (or the counsel or agent entrusted by PPDai), after PPDai makes Quality Assurance Indemnity to the Investor, to pursue, on its behalf, the creditor’s claim against the Borrower. The Investor will carry out any formalities and execute any legal documents necessary for such authorization, and actively cooperate with PPDai (or the counsel or agent entrusted by PPDai) in handling all matters in connection with the loan collection. Authorized matters include without limitation, litigation/arbitration, mediation, settlement and application for enforcement on behalf of the Investor.

4.	If the Borrower fails to repay the Principal and Interest payable for the current installment after the Investor receives the Quality Assurance Indemnity, the Investor authorizes PPDai (or the counsel or agent entrusted by PPDai) to pursue creditor’s claims on behalf of the Investor to the following extent: the Principal and Interest for the current installment under the Loan Agreement due and payable by the Borrower, overdue interest and reasonable expenses for enforcing creditor’s claim.

5.	The Investor hereby undertakes that if PPDai (or the counsel or agent entrusted by PPDai) fails to pursue creditor’s claim against the Borrower due to failure of the Investor to fulfill its obligations herein, or any difficulty or obstacle caused by the Investor in the agent’s pursuit of such claim on behalf of the Investor, the Investor is obliged to return the paid Quality Assurance Indemnity in full within the time specified by PPDai, or, if such return is overdue, PPDai will have the right to hold the Investor accountable for any loss actually suffered by PPDai therefrom in addition to returning the paid Quality Assurance Indemnity. The Investor shall pursue its claim against the Borrower by himself thereafter.

V.	Document Storage and Information Change

1.	The Investor entrusts PPDai to collect and maintain personal information of the Investor, including but not limited to name, address, phone number, ID number and loan documents between the Investor and Borrower. The Investor may contact PPDai for access to or use of documents relating to any transaction to which the Investor is a party, for which PPDai will provide upon completion of the relevant formalities.

2.	If the Investor changes its bank account name, bank account number, deposit bank and other bank account information and other important information such as address and phone number, it shall notify PPDai within two business days after the date of such change. The Investor shall bear any losses due to its failure to notify PPDai of any such change in a timely manner.

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VI.	Law Application and Dispute Resolution

1.	Applicable law

All matters under the Agreement, including but not limited to the validity, interpretations and performance of the Agreement and resolution of disputes, are governed by Chinese laws. If any provision of the Agreement conflicts with any mandatory requirement under the Chinese laws, such provision shall be interpreted and performed to the maximum extent not prohibited by the mandatory requirement, and such conflicting provision will not affect the validity of other provisions under this Agreement.

2.	Dispute resolution

The Parties hereby agree that with respect to any dispute arising from or relating to this Agreement, regardless of the amount in dispute, either Party shall be entitled to submit a lawsuit to Shanghai Pudong New Area People’s Court, which has competent jurisdiction over the residence of Party B.

VII.	Miscellaneous

1.	The Loan Agreement and its attachments are integral parts of and have the same effect as this Agreement.

2.	The Parties acknowledge and agree that the loans to which the quality assurance services are applicable are assigned with a credit rating of AA.

3.	This Agreement is published and shall become effective at the date hereof. An investment in the Indemnity Loan by the Investor after issuance of the Agreement shall be deemed as an acknowledgement of this Agreement and its binding effect upon the Investor. PPDai reserves the right to make reasonable revisions to the quality assurance service rules under the Agreement. Such revision will become effective as of the date on which it is announced by PPDai, which announcement shall be promptly made by PPDai after such revision.

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Annex VI

Rainbow Program Service Agreement

This Agreement is entered into by and between you (hereinafter referred to as “Party A”) and PPDai website (operated by Shanghai PPDai Financial Information Service Co., Ltd., hereinafter referred to as “Party B” or “PPDai”).

Based on equality, free will and good faith, Party A and Party B have reached an agreement as follows through friendly negotiations in respect of Party A’s utilization of “Rainbow Program” bidding and information service provided by Party B:

I.	Overview of “Rainbow Program”

“Rainbow Program” is a bidding and information service launched by Party B, through which Party A may invest in loans on the PPDai platform following pre-set criteria recommended by Party B and confirmed by Party A. For the purpose of reducing the default risks borne by Party A as a result of concentrated investment, Party A understands and agrees to authorize Party B to make, with funds under Rainbow Program, diversified and quantitative investment in designated investment sections on Party B’s platform based on comprehensive risk-return analysis and in line with the pre-determined target rate of return recommended by Party B and confirmed by Party A. At the same time, Party A agrees that monthly return from diversified quantitative investments (including principal and interest) will be reinvested until the use and bidding term (“Service Term”) determined by Party A expires.

II.	Service

The investment targets that Party A may invest in through the bidding service of “Rainbow Program” are those loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section, modest-risk investment section and high-risk investment section on the PPDai official website. For the service term of Rainbow Program, please refer to the Rainbow Program page. Once the service term comes into effect, neither party may terminate the service prematurely unless otherwise provided in this Agreement.

III.	Investment

1.	Party A warrants that all of the information provided to Party B for fulfilling this Agreement is true and valid.

2.	Party A warrants that Party A has risk-conscious investment mindset, is able to assess investment risks, has experience in non-guaranteed principal financial products, is familiar with the internet, understands credit risks associated with financing projects, and possesses corresponding risk awareness and risk tolerance.

3.	Party A warrants that funds invested by Party A come from lawful source and are legally owned by Party A. Should any third party raise an objection against the ownership or legitimacy of the funds, Party A shall resolve such issue on its own. In the event that Party A fails to settle such objection, Party A undertakes to waive any interest and other income arising from the funds provided by it.

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4.	Party A agrees that Party B shall provide bidding and information services for Party A based on the investment preference and rules determined herein by Party A, and lend its funds and transfer its creditor’s right thereof under Rainbow Program in accordance with relevant agreements and rules on the website of Party B.

5.	With respect to the funds Party A chooses to invest through Rainbow Program, interest shall accrue from the time an investment in the loan products set forth in Article II is successfully made. Party A authorizes Party B to make automated and quantitative investment in new loan products during the Service Term, with the principals and interests received based on the lending schedule (including but not limited to principals and interests repaid in equal total payment schedule, and principals and interests repaid early) until the Service Term expires. No further investment shall be made upon the expiration of the Service Term. During the Service Term, funds invested through Rainbow Program by Party A shall not be transferred or withdrawn.

6.	Any gains or losses arising from the investment during the Service Term shall be borne solely by Party A. Party A authorizes Party B to withdraw from Rainbow Program on the PPDai platform through transfers of creditor’s rights attached to the principals and interests which have not been repaid after expiration of the service term. Party A agrees that transferees of such creditor’s rights shall become the new Rainbow Program investors, and the transfer prices of such creditor’s right shall be the fair market value thereof. Proceeds from transfers of creditor’s rights and investment repayments will be refunded to the account opened by Party A on the platform of Party B within two business days after expiration of the Service Term. In the event that the creditor’s rights attached to the loans products listed on the lending schedule invested by Party A through “Rainbow Program” are not fully transferred within two business days after expiration of the Service Term, Party A understands and agrees to continue to hold such creditor’s rights and receive applicable principal and/or interest repayment on monthly basis and bear the losses of principles and interests as a result of late repayments by the borrowers with respect to such creditor’s rights, until all the principals and interests are repaid.

7.	In the event that a loan product invested through Rainbow Program is overdue in repayment and Party A decides to pursue recourse through legal means, Party A shall have the right to request the contact information of other investors who have creditor’s rights to the same loan product from Party B for joint claim so as to protect Party A’s interests.

8.	Party A is entitled to request other information in relation to Rainbow Program from Party B. If such request is deemed reasonable, Party B shall provide the requested information within its data capacity to the extent permitted by law.

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9.	If partial or the entire investment of Party A is reduced or transferred due to enforcement by the judicial authority or the administrative authority, the Service Term shall be deemed early terminated and this Agreement shall be automatically terminated. Should this Agreement be terminated automatically due to above reason, Party A will no longer be entitled to any income provided herein.

10.	Any tax payable for the investment income shall be borne by Party A.

IV.	Expense

Upon completion of the current term of Rainbow Program, Party B shall set aside an amount equal to 1/1000th of the raised funds as its service fee to be withdrawn upon completion of the current term of Rainbow Program. Party B reserves the right to adjust the service fee hereunder, provided that any such adjustment shall be made upon mutual agreement by both parties.

V.	Investor reserve fund

1.	Party A agrees to authorize Party B to set up an investor reserve fund pursuant to this Agreement (not for the profit of PPDai) to serve as an investor protection mechanism for Rainbow Programs investors who join the investor reserve fund against any risks relating to the principles and returns of those investors as long as any Rainbow Program continues to exist on Party B’s platform.

2.	Party A authorizes Party B to set aside a certain proportion of the raised funds as contribution to the investor reserve fund for all Rainbow Programs as a whole to be withdrawn upon completion of the current term of Rainbow Program. The proportion set aside shall be determined and adjusted from time to time by Party B in accordance with the scale of the potential delinquency risks faced by the Rainbow Program investors. The specific proportion is set forth in the Rainbow Program Product Manual.

3.	Party B undertakes that the investor reserve fund is set up to cover potential losses of Party A and such investor reserve fund is separated from Party B’s own funds, and under no circumstances shall it be used for the profit of Party B. Party B shall not use the investor reserve fund for any other purpose as long as any Rainbow Program continues to exist. Upon termination of all Rainbow Programs, Party B shall be entitle to the residual, if any, after repaying principal and target returns to Party A who has made contribution to the investor reserve fund.

VI.	Risk disclaimer

Party A understands, acknowledges and agrees that any income hereunder is expected yield, and whether Party A is able to recover all the principals and interests as scheduled ultimately depends on whether the borrowers can repay on time, and therefore Party A is exposed to the risk that it may not receive principal and/or interest as scheduled.

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VII.	Dispute resolution

Any dispute arising out of the services hereunder shall be resolved by both parties through negotiation, failing which either party may submit such dispute to the people’s court in Shanghai Pudong New District where Party B resides.

VIII.	Miscellaneous

1.	Neither party will be held liable for transaction interruption or delay due to force majeure such as earthquake, fire, war, power outage, hacker attack, computer virus, and system or network failure. Nevertheless, both parties shall take all necessary remedies, to the extent practicable, to mitigate the losses caused by force majeure.

2.	Both parties confirm that the execution, validity and performance of this Agreement shall not breach any law or regulation. In the event that any one or more provision contained in this Agreement is held in breach of applicable laws and regulations by the judicial authority, such provision shall be deemed invalid and such invalidity shall not affect the validity of any other provisions hereof.

3.	Rainbow Program Product Manual is an integral part hereof and shall have same effect as this Agreement. Any matters not covered in this Agreement shall be subject to Rainbow Program Product Manual and other agreements and rules that have been released and become effective on the PPDai platform.

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Rainbow Program Product Manual

I.	Product Overview

The “Rainbow Program” is a bidding and information service offered by Party B. In using such service, Party A may invest in loan products offered on PPDai platform in accordance with the pre-set criteria recommended by Party B and confirmed by Party A.

II.	Product Features

1.	Safety

The loan products being invested in through Rainbow Program are cautiously selected by PPDai’s professional staff based on the criteria pre-set by a user. The loans targeted for investment are those loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section, modest-risk investment section and high-risk investment section on the PPDai official website.

2.	Convenience and Promptness

A user only needs to pre-set the criteria they want to apply to the investment targets instead of selecting and bidding one by one. Repayments collected every month during the service term will be reinvested according to pre-set criteria through quantitative investment to maximize the fund utilization.

3.	High Transparency

A user may review the target loan products corresponding to each investment he or she has made in his/her PPDai account to track updates in a timely manner.

4.	High Flexibility

Rainbow Program has various service terms, which provide a user with great flexibility.

III.	Rationale

Annex VI-5

IV.	Product Content

1.	Scope of Investment Targets

Loan products that have been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section, modest-risk investment section and high-risk investment section on the PPDai official website. Investment targets are selected based on comprehensive quantitative calculation using the target rate of return and investment will be made in the selected targets.

2.	Conditions for Use

The minimum investment amount for a given Rainbow Program as published on the PPDai website shall be satisfied.

3.	Service Term

Subject to the instructions on the Rainbow Program page.

4.	Return Management

Then principal and investment returns collected during the service term will be automatically reinvested according to the criteria pre-set by a user and no further action by the user is required. Upon the expiration of the service term, the principal and returns will be transferred to user’s PPDai account.

5.	Termination

Upon the expiration of the service term, the principal and investment income will be refunded to users and deposited in users’ PPDai accounts.

V.	Termination Rules

1.	Withdrawal and refund date: within two working days after the end of the service term.

2.	Withdrawal method: by transfers of creditor’s rights to the new investors of the Rainbow Program. The transfer prices of such creditor’s rights are the fair market value of such creditor’s rights.

VI.	Relevant rules

1.	Starting Rule

When a user starts to use the bidding service, interest shall accrue from the time an investment is successfully made.

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2.	Diversified Investment Rule

Investment shall be made on diversified targets to lower risks and provide maximum protection for the user’s interests.

VII.	Miscellaneous

1.	Contributions to Investor Reserve Fund:

The investor reserve fund set up for the Rainbow Program (not for the profit of PPDai) is to serve as an investor protection mechanism for Rainbow Program investors who join the investor reserve fund against any risks relating to the principles and returns of those investors as long as any Rainbow Program continues to exist on Party B’s platform. Upon completion of the current term of Rainbow Program, Party B will set aside 10% of the funds raised under the current term of Rainbow Program as contribution to the investor reserve fund for all Rainbow Programs as a whole. Party B may adjust the proportion setting aside from time to time based on the scale of the potential delinquency risks faced by the Rainbow Program investors.

2.	Provisions for Service Fee:

Upon completion of the current term of Rainbow Program, Party B shall set aside an amount equal to 1/1000th of the raised funds as its service fee.

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Annex VII

Rainbow Program Service Agreement

This Agreement is entered into by and between you (hereinafter referred to as “Party A”) and PPDai website (operated by Shanghai PPDai Financial Information Service Co., Ltd., hereinafter referred to as “Party B” or “PPDai”).

Based on equality, free will and good faith, Party A and Party B have reached an agreement as follows through friendly negotiations in respect of Party A’s utilization of “Rainbow Program” bidding and information service provided by Party B:

I.	Overview of “Rainbow Program”

“Rainbow Program” is a bidding and information service launched by Party B, through which Party A may invest in loans on the PPDai platform following pre-set criteria recommended by Party B and confirmed by Party A. For the purpose of reducing the default risks borne by Party A as a result of concentrated investment, Party A understands and agrees to authorize Party B to make, with funds under Rainbow Program, diversified and quantitative investment designated investment sections on Party B’s platform based on comprehensive risk-return analysis and in line with the pre-determined target return recommended by Party B and confirmed by Party A. At the same time, Party A agrees that monthly return from diversified quantitative investments (including principal and interest) will be reinvested until the use and bidding term (“Service Term”) determined by Party A expires.

II.	Service

The investment targets that Party A may invest in through the bidding service of “Rainbow Program” are those loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered the PPDai platform), including those loan products published in the quality assurance investment section on the PPDai official website. For the service term of Rainbow Program, please refer to the Rainbow Program page. Once the service term comes into effect, neither party may terminate the service prematurely unless otherwise provided in this Agreement.

III.	Investment

1.	Party A warrants that all of the information provided to Party B for fulfilling this Agreement is true and valid.

2.	Party A warrants that Party A has risk-conscious investment mind-set, is able to assess investment risks, has experience in non-guaranteed principal financial products, is familiar with the internet, understands the credit risks associated with financing projects, and possesses corresponding risk awareness and risk tolerance.

3.	Party A warrants that funds invested by Party A come from lawful source and are legally owned by Party A. Should any third party raise an objection against the ownership or legitimacy of the funds, Party A shall resolve such issue on its own. In the event that Party A fails to settle such objection, Party A undertakes to waive any interest and other income arising from the funds provided by it.

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4.	Party A agrees that Party B shall provide bidding and information service for Party A based on the investment preference and rules determined herein by Party A, and lend its funds and transfer its creditor’s right thereof under Rainbow Program in accordance with relevant agreements and rules on the website of Party B.

5.	With respect to the funds Party A chooses to invest through Rainbow Program, interest shall accrue from the time an investment in the loan products set forth in Article II is successfully made. Party A authorizes Party B to make automated and quantitative investment in new loan products during the Service Term, with the principals and interests received based on the lending schedule (including but not limited to principals and interests repaid in equal total payment schedule, and principals and interests repaid early) until the Service Term expires. No further investment shall be made upon the expiration of the Service Term. During the Service Term, funds invested through Rainbow Program by Party A shall not be transferred or withdrawn.

6.	Any gains or losses arising from the investment during the Service Term shall be borne solely by Party A. Party A authorizes Party B to withdraw from Rainbow Program on the PPDai platform through transfers of creditor’s rights attached to the principals and interests which have not been repaid after expiration of the service term. Party A agrees that transferees of such creditor’s rights shall become the new Rainbow Program investors, and the transfer prices of such creditor’s right shall be the fair market value thereof. Proceeds from transfers of creditor’s rights and investment repayments will be refunded to the account opened by Party A on the platform of Party B within two business days after expiration of the Service Term. In the event that the creditor’s rights attached to the loans products listed on the lending schedule invested by Party A through Rainbow Program are not fully transferred within two business days after expiration of the Service Term, Party A understands and agrees to continue to hold such creditor’s rights and receive applicable principal and/or interest repayment on a monthly basis and bear the losses of principles and interests as a result of late repayments by the borrowers with respect to such creditor’s rights, until all the principals and interests are repaid.

7.	In the event that a loan product invested through Rainbow Program is overdue in repayment and Party A decides to pursue recourse through legal means, Party A shall have the right to request the contact information of other investors who have creditor’s rights to the same loan product from PPDai for joint claim so as to protect Party A’s interests.

8.	Party A is entitled to request other information in relation to Rainbow Program from PPDai. If such request is deemed reasonable, PPDai shall provide the requested information within its data capacity to the extent permitted by law.

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9.	If partial or the entire investment of Party A is reduced or transferred due to enforcement by the judicial authority or the administrative authority, the Service Term shall be deemed early terminated and this Agreement shall be automatically terminated. Should this Agreement be terminated automatically due to above reason, Party A will no longer be entitled to any income provided herein.

10.	Any tax payable for the investment income shall be borne by Party A.

IV.	Expense

Upon completion of the current term of Rainbow Program, Party B has the right to charge service fee at a rate no more than 5% of the fund raised. The specific rate shall be determined by Party B in good faith. In the event that surplus still exists after charging service fee, Party B shall pay such surplus pro rata to investors who have the longest investment period in the current term of Rainbow Program in accordance with their investment amount. Party A does not need to pay any other service fee for its use of the Rainbow Program. Party B reserves the right to adjust the service fee hereunder, provided that any such adjustment shall be made upon mutual agreement by both parties.

V.	Risk disclaimer

Party A understands, acknowledges and agrees that any income hereunder is expected yield, and whether Party A is able to recover all the principals and interests as scheduled ultimately depends on whether the borrowers can repay on time, and therefore Party A is exposed to the risk that it may not receive principal and/or interest as scheduled.

VI.	Dispute resolution

Any dispute arising out of the services hereunder this Agreement shall be resolved by both parties through negotiation, failing which either party may submit such dispute to the people’s court in Shanghai Pudong New District where Party B resides.

VII.	Miscellaneous

1.	Neither party will be held liable for transaction interruption or delay due to force majeure such as earthquake, fire, war, power outage, hacker attack, computer virus, and system or network failure. Nevertheless, both parties shall take all necessary remedies, to the extent practicable, to mitigate the losses caused by force majeure.

2.	Both parties confirm that the execution, validity and performance of this Agreement shall not breach any law or regulation. In the event that any one or more provision contained in this Agreement is held in breach of applicable laws and regulations by the judicial authority, such provision shall be deemed invalid and such invalidity shall not affect the validity of any other provisions hereof.

3.	Rainbow Program Product Manual is an integral part hereof and shall have same effect as this Agreement. Any matters not covered in this Agreement shall be subject to Rainbow Program Product Manual and other agreements and rules that have been released and become effective on the PPDai platform.

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Rainbow Program Product Manual

I.	Product Overview

The “Rainbow Program” is a bidding and information service offered by PPDai. In using such service, Party A may invest in loan products on PPDai platform in accordance with the pre-set criteria recommended by Party B and confirmed by Party A.

II.	Product Features

1.	Safety

The loan products being invested in through Rainbow Program are cautiously selected by PPDai’s professional staff based on the criteria pre-set by a user. The loans targeted for investment are those loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section on the PPDai platform.

2.	Convenience and Promptness

A user only needs to pre-set the criteria they want to apply to the investment targets instead of selecting and bidding one by one. Repayments collected every month during the service term will be reinvested according to pre-set criteria through quantitative investment to maximize the fund utilization.

3.	High Transparency

A user may review the target loan products corresponding to each investment he or she has made in his/her PPDai account to track updates in a timely manner.

4.	High Flexibility

Rainbow Program has various service terms, which provide a user with great flexibility.

III.	Rationale

Annex VII-4

IV.	Product Content

1.	Scope of Investment Targets

Loan products that have been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section on the PPDai official website. Investment targets are selected based on comprehensive quantitative calculation using the target rate of return and investment will be made in the selected targets.

2.	Conditions for Use

The minimum investment amount for a given Rainbow Program as published on the PPDai website shall be satisfied.

3.	Service Term

Subject to the instructions on the Rainbow Program page.

4.	Return Management

Then principal and investment returns collected during the service term will be automatically reinvested according to the criteria pre-set by a user and no further action by the user is required. Upon the expiration of the service term, the principal and returns will be transferred to user’s PPDai account.

5.	Termination

Upon the expiration of the service term, the principal and investment income will be refunded to users and deposited in users’ PPDai accounts.

V.	Termination Rules

1.	Withdrawal and refund date: within two working days after the end of the service term.

2.	Withdrawal method: by transfers of creditor’s rights.

VI.	Relevant Rules

1.	Starting Rule

When a user starts to use the bidding service, interest shall accrue from the time an investment is successfully made.

2.	Diversified Investment Rule

Investment shall be made on diversified targets to lower risks and provide maximum protection for users’ interests.

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VII.	Miscellaneous

Upon completion of the Rainbow Program in the current term, Party B has the right to charge service fee at a rate no more than 5% of the fund raised if investment return is higher than Party A’s expected return. The specific rate shall be determined by Party B in good faith. In the event that surplus still exists after charging service fee, Party B shall pay such surplus pro rata to investors who have the longest investment period in the current term of the Rainbow Program in accordance with their investment amount.

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Annex VIII

Paihuobao Service Agreement

This agreement is entered into by you (hereinafter referred to as the “Investor”) and Shanghai PPDai Financial Information Service Co., Ltd. (owner and operator of PPDai platform, hereinafter referred to as “PPDai”).

To give the Investor the priority to invest in loan products published on PPDai platform and diversify the Investor’s investment, the Investor, through an existing PPDai account, chooses the bidding and information service (hereinafter referred to as “Paihuobao” Program) provided by PPDai. In connection therewith, both parties hereby agree as follows:

I.	Definitions

1.	Paihuobao Program: the bidding and information service provided by PPDai, which, on behalf of the Investor, makes bids and calculates investment returns on a daily basis. The Investor has the right to decide whether to join (entrust) or quit (terminate entrustment) Paihuobao Program;

2.	Paihuobao Account: the account for the purpose of depositing funds of the Investor who entrusts PPDai to make bids with such funds through Paihuobao Program;

3.	Investment Amount: the amount of funds of the Investor entrusted to PPDai for bidding through Paihuobao Program. The minimum investment amount and the incremental range of the investment amount are subject to the rules published by PPDai Program;

4.	Investment Scope: the loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform) in which the Investor’s funds will be invested through Paihuobao Program ;

5.	Loan Products: the loan products published on PPDai platform, for which PPDai acts as a broker.

II.	Investor’s undertakings

1.	The Investor shall have carefully read this Agreement before clicking “Confirm”. PPDai has thoroughly explained in detail to the Investor the content of this Agreement and risk warnings, rules, statements and other agreements of PPDai. The Investor hereby consents to all terms and conditions herein without any doubts on the aforesaid content.

2.	The Investor undertakes that the funds in his/her account are obtained from lawful sources and the Investor has exclusive ownership and dispositive right of such funds.

3.	The Investor undertakes that all information and materials provided to PPDai are true, legal and valid.

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III.	Entrustment and authorization

1.	PPDai will provide bidding and information service to the Investor who chooses to participate in Paihuobao Program, to the extent entrusted and authorized by the Investor.

2.	The Investor irrevocably entrusts PPDai to:

(1)	execute electronic borrowing agreements in respect of Loan Products under Paihuobao Program on behalf of the Investor;

(2)	receive, pay, transfer and deduct relevant funds in relation to investments through Paihuobao Program on behalf of the Investor;

(3)	invest the funds (including initial principal, recovered principal upon maturity of the Loan Products and daily returns) in the Investor’s Paihuobao Account in Loan Products on PPDai platform in a prioritized and diversified manner, and transfer recovered principal and returns to the Investor’s Paihuobao Account;

(4)	deposit the principal and returns under Paihuobao Program to the Investor’s PPDai Account or other accounts designated by the Investor after the Investor quits Paihuobao Program;

(5)	authorize PPDai to provide for, manage, verify and calculate the investor reserve fund pursuant to the provisions of this agreement;

(6)	authorize PPDai to conduct a reasonable valuation on the Loan Products invested through Paihuobao Program, and when the Investor quits Paihuobao Program, to transfer creditor’s rights attached to part or all of the Loan Products invested in by the Investor based on the valuation, and to notify borrowers of such transfers of creditor’s rights; and

(7)	handle other matters relating to Paihuobao Program.

3.	The Investor is entitled to terminate, in writing, the aforesaid authorizations (in this case, the authorizations shall be terminated upon the receipt by PPDai of the Investor’s original instrument of termination with the Investor’s authentic signature or seal), provided that the Investor shall remain responsible for any consequences of investments made before such termination.

IV.	Returns

1.	PPDai calculates the returns of Paihuobao on a daily basis based on the Loan Products portfolio of Paihuobao of the day.

2.	The daily returns arising from the Loan Products invested in by the Investor at the time of such calculation will be transferred to the Investor’s Paihuobao Account.

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V.	Investor Reserve Fund

1.	The Investor agrees and authorizes PPDai to set up an investor reserve fund (not for the profit of PPDai) for Paihuobao Program to serve as an investor protection mechanism for investors of all Paihuobao Programs against any risks relating to the principles and returns of those investors as long as any Paihuobao Program continues to exist.

2.	The investor reserve fund is independent from Paihuobao assets and excluded from the scheduled valuation of such assets.

3.	Provisions for investor reserve fund are made on a daily basis at a certain proportion of the valuation of Paihuobao assets, which proportion shall be calculated based on the following formula: valuation of Paihuobao assets of the day *36%/365. The foregoing percentage set aside shall be reasonably determined and adjusted from time to time by PPDai in accordance with the scale of the potential delinquency risks faced by investors of Paihuobao Program.

4.	PPDai undertakes that that the investor reserve fund is set up to cover potential losses of the Investor and such investor reserve fund is separated from PPDai’s own funds, and under no circumstances shall it be used for the profit of PPDai. PPDai shall not use the investor reserve fund for any other purpose as long as any Paihuobao Program continues to exist. Upon termination of all Paihuobao Programs, PPDai shall be entitle to the surplus, if any, after repaying principal and target returns to the Investor who has made contribution to the investor reserve fund.

VI.	Management fees

The Investor acknowledges and agrees that PPDai is entitled to charge account management fees in connection with the performance of its management obligations hereunder. Provision for management fees are made on a daily basis at a certain percentage of the valuation of Paihuobao assets. The provision shall be made on day T+1 pursuant to the following formula: valuation of Paihuobao assets of the day *1%/365.

VII.	Quit

1.	When the Investor decides to quit Paihuobao Program in part or in whole, the Investor entrusts PPDai to transfer any outstanding principal and return on the PPDai platform to realize its exit and authorizes PPDai to handle all procedures in connection with such transfers of creditor’s rights. New investors joining Paihuobao Program will have the priority to acquire such creditor’s rights from the existing investors.

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2.	The price of transfer is calculated based on the valuation of the fair market value of the creditor’s right. Upon successful transfers of creditor’s rights, the system will automatically deposit the corresponding transfer prices to the Investor’s PPDai account or other accounts designated by the Investor. If necessary and with the approval of PPDai, the Investor may go to the business office of PPDai to check the valuation report.

3.	Paihuobao Program maintains certain cash in an amount representing not less than a certain percentage of the total funds of Paihuobao. The applications for quitting Paihuobao are handled based on the date of application and in a first-come first-served manner. Applications submitted on the same day are deemed to be submitted simultaneously. Where the net quitting amount exceeds a certain proportion of the total funds of Paihuobao on a certain day, the system will automatically postpone the applications for quitting on that day. The postponed applications will queue in order until all applications are completed and settled.

4.	PPDai shall charge a fee of 0.5%*principal repaid to the investor when the Investor quits Paihuobao Program if the investment through Paihuobao Program by such Investor was made in less than 30 days before the application

VIII.	Risk Warnings

1.	Credit risk: where borrowers of Loan Products become delinquent in short or long term, or borrowers have changed their willingness of repayment, there is a risk that the Investor’s principal and returns may not be partly or wholly recovered.

2.	Liquidity risk: where a large number of investors choose to quit within a specific period of time, Paihuobao assets might not be able to promptly meet investors’ demand for quitting.

3.	Operational risk: unforeseeable or uncontrollable accidents such as system failure, equipment, communication and power might cause certain losses to the Investor. Failure to make timely and rational decisions as a result of failure of communication and system or other force majeure events may also cause losses to the Investor.

IX.	Force Majeure

1.	Where either party fails to render agreed services herein due to force majeure events such as earthquakes, storms, floods or other acts of God, plagues, wars, riots, hostility, disturbance, act of public enemy, prohibition by government or public authorities, hacking, computer virus, and technical adjustments of banks and telecommunication departments, neither party shall be held accountable for such failure; provided that the party encountering force majeure events shall take necessary remedies to minimize the losses that may be incurred therefrom.

2.	In the event of the changes in laws and regulations, policies, rules or directives of regulatory authorities, PPDai has the right to unilaterally alter the contents of this agreement or terminate the agency relationship so as to comply with the requirements of new policies, laws and regulations.

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X.	Dispute Resolution

Any disputes arising from the services hereunder shall be resolved by friendly negotiation, failing which either party may submit such dispute to a people’s court in Shanghai Pudong New District where PPDai resides.

XI.	Miscellaneous

1.	In the event that relevant government authorities take enforcement measures to freeze or transfer part or all of the funds in the Investor’s account, the services agreed herein shall be early terminated.

2.	Neither party shall transfer its rights or obligations hereunder without the approval of the other party.

3.	For the purpose of protecting the Investor’s interests, in the event that a loan product invested through Paihuobao Program is overdue in repayment and the Investor decides to pursue recourse through legal means, the Investor shall have the right to request the contact information of other investors who have creditor’s rights to the same loan product from PPDai for joint claim so as to protect the Investor’s interests

4.	The Investor is entitled to request other information in relation to Paihuobao Program from PPDai. If such request is deemed reasonable, PPDai shall provide the requested information within its data capacity to the extent permitted by law.

5.	Where both parties agree to suspend or terminate Paihuobao Program, PPDai shall release an announcement and make arrangements for Paihuobao assets in such suspension period or upon termination.

6.	PPDai has the right to amend this agreement and the rules of Paihuobao Program from time to time, and adjust or increase/decrease Paihuobao Program related fees upon negotiation. Amended agreement, rules or fee policy shall be effective automatically when published.

7.	Any matters not covered in this agreement shall be subject to the detailed information about Paihuobao Program and effective agreements and rules published on the PPDai platform.

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Annex IX

Yueyuezhang Service Agreement

This Agreement is entered into by and between you (“Party A”) and PPDai Website (operated by Shanghai PPDai Financial Information Services Co., Ltd., “Party B” or “PPDai”).

Based on equality, free will and good faith, Party A and Party B have reached an agreement as follows through friendly negotiation in respect of Party A’s utilization of “Yueyuezhang” bidding and information services provided by Party B:

Overview of “Yueyuezhang”

“Yueyuezhang” is a bidding and information service launched by Party B, through which Party A may invest in the loans targeted for investment on the PPDai platform following pre-set criteria recommended by Party B and confirmed by Party A. For the purpose of reducing the default risks borne by Party A as a result of concentrated investment, Party A understands and authorizes Party B to make, with Party A’s funds under Yueyuezhang, diversified and quantitative investment in designated investment sections on Party B’s platform based on comprehensive risk-return analysis and in line with the return rules exhibited on Party B’s platform that are recommended to Party A.

Service

The investment targets that Party A may invest in through the bidding service of “Yueyuezhang” are those loan products having been verified and published on the PPDai platform (excluding any other assets that are not offered on the PPDai platform), including those loan products published in the low-risk investment section, modest-risk investment section and high-risk investment section on the PPDai official website. Party A has the right to submit an application to redeem Yueyuezhang products pursuant to the rules of Party B’s platform after the interest accrual date. After Party B’s approval of the redemption application, the redeemed principal and corresponding portion of the interest will be returned to the Party A’s account with Party B’s platform on redemption date (redemption date is the interest accrual date + 30 days * integer) of that month. The expected returns of Yueyuezhang products are displayed on the platform.

Authorization

1.	Party A agrees and authorizes Party B to:

(1)	provide bidding and information service to Party A according to Party A’s information displayed on Party B’s platform and the investment preference and rules agreed upon in this Agreement;

(2)	execute relevant agreements in the form of electronic loan agreement in respect of the loan products under the Yueyuezhang program on behalf of Party A;

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(3)	instruct its depository bank or other third party to receive, pay, transfer and deduct relevant funds in relation to Party A’s investments through Yueyuezhang program;

(4)	invest the funds (including initial principal, recovered principal upon maturity of the loan products and daily returns) in the Party A’s yueyuezhang account in loan products on PPDai platform in a prioritized and diversified manner, and transfer recovered principal and returns to the Party A’s Yueyuezhang account;

(5)	deposit the principal and interests corresponding to Party A’s investment through Yueyuezhang program into Party A’s PPDai account or other account designated by Party A after Party A withdraws from the Yueyuezhang program;

(6)	have other authorities necessary to perform the bidding and information service obligations hereunder.

2.	Party A acknowledges and agrees that legal consequences as a result of such authorization shall be borne solely by Party A.

Investment

1.	Party A warrants that all information and materials provided to Party B in its performance of this Agreement are true and valid.

2.	Party A warrants that Party A has risk-conscious investment mindset, is able to assess investment risks, has experience in non-guaranteed principal financial products, is familiar with the internet, understands credit risks associated with financing projects, and possesses corresponding risk awareness and risk tolerance.

3.	Party A warrants that funds invested by Party A come from lawful source and are legally owned by Party A. Should any third party raise an objection against the ownership or legitimacy of the funds, Party A shall resolve such issue on its own. In the event that Party A fails to settle such objection, Party A undertakes to waive any interest and other income arising from the funds provided by it.

4.	With respect to Party A’s funds invested in Yueyuezhang, Party A may redeem the investment principal in whole or in part after the interest accrual date pursuant to the rules of Party B’s platform. Upon approval of the redemption application by Party B, the portion of principal Party A applies to redeem and corresponding interest shall be repaid back to Party A’s account with Party B’s platform on redemption date of that month. Party A agrees to withdraw through transfer of credit’s rights to redeem such portion of principal. Interest shall continue to accrue with respect to the amount of principal applied to be redeemed during the redemption period.

5.	Party A acknowledges and agrees that prior to the expiry of the longest investment term (as displayed on Party B’s platform), Party A authorizes Party B to continue to invest the unredeemed portion of the principal and return of Party A’s investment, and upon maturity of the loan products, Party B may invest such portion of investment amount and returns in other loan products.

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6.	Party A acknowledges and agrees that Party B sets the limit for total amount of redemption for Yueyuezhang products, and has the right to adjust such limit according to the status of assets and transfers of creditor’s rights. If, at the time of Party A’s redemption application, the total amount applied for redemption under the current term exceeds the total limit of redeemable amount, Party A will be unable to redeem in the current month but may reapply for redemption in the following month.

7.	All investment proceeds and losses arising out of investments made during the service term shall be borne solely by Party A. With respect to principal and interest applied for redemption by Party A or unrecovered after expiration of the longest investment term, Party A acknowledges and agrees to withdraw from Yueyuezhang by transfers of creditor’s rights, and the transfer prices of such creditor’s right shall be the fair market value of such creditor’s rights, the proceeds of such transfers shall be deposited to Party A’s account with Party B’s platform. If Party A’s creditor’s rights to the Yueyuezhang investment are not fully transferred after the Party A’s application for redemption or expiration of the longest investment term, Party A understands and agrees to continue to hold such creditor’s rights, be entitled to corresponding interests, and bear the loss on principal or interest arising from borrowers’ overdue repayments of such creditor’s rights.

8.	In the event that a loan product invested through Yueyuezhang is overdue in repayment and Party A decides to recourse through legal actions, Party A may request the contact information of other investors who have creditor’s rights to the same loan product from PPDai so that Party A can claim its creditor’s right jointly with other investors.

9.	Party A may request other information relating to Yueyuezhang from PPDai, and if such request is deemed reasonable by PPDai, PPDai shall provide the requested information within its data capacity and to the extent permitted by law.

10.	If partial or the entire investment of Party A is forfeited as a result of enforcement measures taken by the judicial authority or the administrative authority, the term of the service shall be deemed to be early terminated and this Agreement will be automatically terminated. Should this Agreement be terminated automatically due to above reason, Party A will no longer be entitled to any income provided herein.

11.	Any tax payable for the investment income shall be borne by Party A.

Expense

Upon completion of the current term of Yueyuezhang, Party B shall set aside an amount equal to 1/1000th of the raised funds as its service fee to be withdrawn upon completion of the current term of Yueyuezhang. Party B reserves the right to adjust the service fee hereunder, provided that any such adjustment shall be made upon mutual agreement by both parties.

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Investor Reserve Fund

1.	Party A agrees to authorize Party B to set up an investor reserve fund for Yueyuezhang program pursuant to this Agreement (not for the profit of PPDai) to serve as an investor protection mechanism for investors of all the Yueyuezhang programs against any risks relating to the principles and returns of those investors as long as any Yueyuezhang program continues to exist on Party B’s platform.

2.	Party A authorizes Party B to set aside 15% of the raised funds as the investor reserve fund for the current term of Yueyuezhang to be withdrawn upon completion of the current term of Yueyuezhang. The proportion set aside shall be reasonably determined and adjusted from time to time by Party B in accordance with the scale of the potential delinquency risks faced by the Yueyuezhang investors.

3.	Party B undertakes that the investor reserve fund is set up to cover potential losses of Party A and such investor reserve fund is separated from Party B’s own funds, and under no circumstances shall it be used for the profit of Party B. Party B shall not use the investor reserve fund for any other purpose as long as any Yueyuezhang continues to exist. Upon termination of all Yueyuezhang programs, Party B shall be entitle to the surplus, if any, after repaying principal and target returns to Party A who has made contribution to the investor reserve fund.

Risk Disclaimer

Party A acknowledges, understands and agrees that any income hereunder is expected yields, and whether Party A is able to recover all the principals and interests on time ultimately depends on whether the borrowers can repay on time, and therefor Party A is exposed to the risk that it may not be able to recover its principal and/or interest on time. Party A voluntarily takes the risk of loss to its principal and income.

Dispute Resolution

Any dispute arising out of the services under this Agreement shall be settled by both parties through negotiation, failing which either party may submit such dispute to a court where Party B resides.

Miscellaneous

1.	Neither party will be held liable for transaction interruption or delay due to force majeure such as earthquake, fire, war, power outage, hacker attack, computer virus, and system or network failure. Nevertheless, both parties shall take all necessary remedies, to the extent practicable, to mitigate the losses caused by force majeure.

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2.	Both parties confirm that the execution, validity and performance of this Agreement shall not breach any law or regulation. In the event that any one or more provision contained in this Agreement is held in breach of applicable laws and regulations by the judicial authority, such provision shall be deemed invalid and such invalidity shall not affect the validity of any other provisions hereof.

3.	Any matters not covered in this agreement shall be subject to various effective agreements and rules published on PPDai platform.

4.	This Agreement shall come into effect upon Party A’s selection of investment target and successful investment made on Party B’s platform.

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Annex X

Instructions for enjoying the promotion:

•	RMB10,000 trial fund: by investing RMB1, you will be entitled to the investment return in an amount equal to the investment return generated from an investment of RMB10,000 at a historical annualized return rate of 10% for a period of three days. Such return can be withdrawn in cash.

•	Monthly Rainbow Program at a return rate of 9.9%: first time investment through monthly Rainbow Program by any new user within 30 days after such user’s registration will entitle such user to a return at a historical annualized return rate of 9.9% for an investment amount up to RMB20,000. We recommend the user to invest RMB20,000 for the first time investment.

•	RMB20,000 exclusively for Paihuobao: Within 30 days upon any new user’s registration, such new user is entitled to invest up to RMB20,000 in Paihuobao designed for new users at a historical annualized return rate of 6.7+%.

•	The following cash coupons totaling RMB999 can be used as cash in investments:

•	a coupon equivalent to RMB500, which can be used when a single investment through Rainbow Plan reaches RMB100,000 for an investment period of no less than six months

•	a coupon equivalent to RMB200, which can be used when a single investment through Rainbow Plan reaches RMB50,000 for an investment period of no less than six months

•	two coupons each equivalent to RMB100, which can be used when a single investment through Rainbow Plan reaches RMB20,000 for an investment period of no less than three months

•	three coupons each equivalent to RMB33, which can be used when a single investment through Rainbow Plan reaches RMB5,000 for an investment period of no less than three months

•	10% return rate increase coupon: a newly registered APP user is entitled to such coupon upon first time deposit into such user’s account within 30 days. This coupon can be used to increase return rates of Paihuobao investment products to historical annualized return rate as high as 16+% for a period of three days.

•	The cash coupons and return rate increase coupon can be found at “Account - Incentives”.

•	This promotion is available only to newly registered users of PPDai APP. PPDai will use big data technologies to prevent any malpractice or fraudulent activity (including without limitation intentionally falsified account registration or fraudulent use of benefits). PPDai has the right to disqualified any user from any promotion if such user is found involved in any malpractice or fraudulent activity.

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